UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

**REGISTRATION STATEMENT
UNDER SECURITIES ACT OF 1933**

HEARTLAND, INC.
(Name of small business issuer in its charter)

Maryland	**6211**	**36-4286069**
-------------------------------	-------------------------------	---
(State or other jurisdiction of incorporation or organization))	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

**3300 Fernbrook Lane North, Suite 180
Plymouth, MN 55447
763.557.2900**
(Address and telephone number of principal executive offices)

**Trent Sommerville
Chief Executive Officer
Heartland, Inc.
3300 Fernbrook Lane
Plymouth, MN 55447
(763) 557-2900**
(Name, Address and Telephone Number of Agent for Service)

Copies to:

**Jerry Gruenbaum, Esq.
SEC Attorneys, LLC
Bank of America Building
908 Post Road East, 2nd Floor
Westport, CT 06880
(203) 401-8089**

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Proposed Maximum Amount of Registration Fee(3)
Common Stock, $0.001 par value	20,000,000	$1.00	$20,000,000	$2,354.00
TOTALS	20,000,000	$1.00	$20,000,000	$2,354.00*

* Previously paid.

(1)   Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, using the average of the high and low price as reported on the Over-The-Counter Bulletin Board on July 11, 2005, which was $.90 per share. Includes a good faith estimate of additional shares of common stock to account for antidilution and price protection adjustments.

(2)   Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(g) under the Securities Act of 1933, using the exercise price of $1.00. Includes a good faith estimate of additional shares of common stock to account for antidilution and price protection adjustments.

(3)   Pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended, there are also registered hereunder such indeterminate number of additional shares as may be issued to the selling stockholders to prevent dilution resulting from stock splits, stock dividends or similar transactions pursuant to the terms of our common stock purchase warrants.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED JULY 11, 2005

HEARTLAND, INC.
20,000,000 SHARES OF
COMMON STOCK

This prospectus relates to the sale by us of up to 20,000,000 shares of our common stock. We may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. We may be deemed underwriters of the shares of common stock, which we are offering. We are paying the expenses of registering these shares.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is listed on the Over-The-Counter Bulletin Board under the symbol "HTLJ". The last reported sales price per share of our common stock as reported by the Over-The-Counter Bulletin Board on July 11, 2005, was $0.90.

Investing in these securities involves significant risks. See "Risk Factors" beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _______, 2005.

The information in this Prospectus is not complete and may be changed. This Prospectus is included in the Registration Statement that was filed by Heartland, Inc., with the Securities and Exchange Commission. The selling stockholders may not sell these securities until the registration statement becomes effective. This Prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the sale is not permitted.

PROSPECTUS SUMMARY

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the "risk factors" section, the financial statements and the notes to the financial statements.

HEARTLAND, INC.

We operate four major subsidiaries in the following segments:

1)   Mound Technologies, Inc. of Springboro, OH acquired in December 2003 (Steel Fabrication)
2)   Evans Columbus, LLC of Columbus, OH acquired in December of 2004 (Manufacturing)
3)   Monarch Homes, Inc. of Ramsey, MN, acquired in December of 2004 (Construction and Property Management).
4)   Karkela Construction, Inc. of St. Louis Park, MN, acquired in December of 2004 (Construction and Property Management).

These subsidiaries have an average operational history of more than 35 years, and each is characterized by a track record of consistent and stable growth.

Total consolidated revenues for the three months ended March 31, 2005 was $8,238,422 versus $13,533,733 for the three months ended March 31, 2004. The Company incurred operating expenses of $9,310,875 for the three months ended March 31, 2005 and $13,049,964 for the three months ended March 31, 2005. For the three months ended March 31, 2005 the company incurred a net loss of ($1,137,587) or a loss of $(0.06) per share compared to a net income from continuing operations of $512,132 or a gain of $0.02 per share in the three months ended March 31, 2004. The primary factor contributing to the net loss were from decrease in revenues and an increase in administrative expenses. As a result of the losses from operations and a net deficit in both working capital and stockholders' equity, our auditors, in their report dated March 20, 2005, have expressed substantial doubt about our ability to continue as going concern.

Our principal offices are located at 3300 Fernbrook Lane, Plymouth, MN 55447 and our telephone number is (763) 557-2900. We are a Maryland corporation.

The Offering:

Common stock offered by selling Stockholders	20,000,000 shares of common stock. This number represents 48.28% of our total number of shares outstanding, assuming the exercise of all common stock purchase warrants included in this prospectus.
Common stock to be outstanding common **after the offering**	Up to 21,425,551 shares assuming the exercise of all stock purchase warrants and the conversion of all convertible debentures included in this prospectus.
Use of proceeds	We will use the proceeds from the sale of the common stock, to make additional future acquisitions as well as for general and administrative expenses.
OTCBB Symbol	HTLJ

The above information regarding common stock to be outstanding after the offering is based on 21,425,551 shares of common stock outstanding as of July 11, 2005 and assumes the exercise of convertible debentures by our stockholders.

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

RISKS RELATING TO OUR COMPANY

IF HEARTLAND INCURS NEGATIVE CASH FLOW FROM ITS OPERATIONS, IT MAY EXHAUST OUR CAPITAL RESOURCES.

Due to the recent acquisitions and other factors, we had a negative cash flow from ongoing operation for the three months ended March 31, 2005 and for the year ending December 31, 2004. We have been primarily a development stage company to date and has invested the majority of its resources acquiring corporations, with minimal investment for the commercialization of its intended products. Heartland had a net loss of ($1,138,112) for continuing operational activities from revenues of $8,238,422 for the three months ended March 31, 2005 and a net loss of ($403,669) on continuing operational activities for net sales of $50,007,763 for the year ended December 31, 2004.

We anticipate negative cash flow from operations until the acquisition costs and existing debts are paid off. We do not anticipate that this will continue, but accordingly, we can give no assurance that we will be able to operate profitably or be able to produce positive cash flow from operations in the future. Our efforts to operate profitably and obtain positive cash flow from operations will depend on, among other things: Implementing the Heartland diversified business plan, making acquisitions; expanding general and administrative functions to support growth that may occur.

IF WE FAIL TO ESTABLISH THE MIMICKING ECONOMY CROSS-SECTION (MECS) CONCEPT OR TO ATTRACT REPEAT CLIENTS FOR OUR SUBSIDIARIES, HEARTLAND MAY NOT BE ABLE TO INCREASE ITS REVENUES SUFFICIENTLY TO FUND ITS OPERATIONS.

We must develop, establish and strengthen the Heartland concept for the Mimicking Economy Cross-Section (MECS) concept, particularly because of the early stage of our development and the highly competitive nature of our business. If we fail to establish the Mimicking Economy Cross-Section (MECS) concept, we will be at a competitive disadvantage and may lose the opportunity to obtain, and thereafter maintain, a sufficient number of clients. The development of the Mimicking Economy Cross-Section (MECS) concept will depend largely on the success of Heartland's marketing efforts and its ability to provide consistent, high quality customer experiences. We cannot be certain that the Mimicking Economy Cross-Section (MECS) concept promotion activities will be successful, or will result in increased revenues. If increased revenues are achieved, there can be no assurance that these revenues will be sufficient to offset the expenditures incurred in establishing the Mimicking Economy Cross-Section (MECS) concept.

WE WILL OPERATE AS A DIVERSIFIED HOLDING COMPANY.

Operating as a diversified holding company, or literally, as a conglomerate, consists of three main concerns: that diversification per se offers no advantage to investors; that the conglomerate structure is inherently inefficient and unfocused; and that the lower-rated businesses in diversified portfolios prevent the value of higher-rated businesses from being fully reflected in the share price.

As an operating diversified holding company, we will have to make decisions as to whether to purchase corporations that through analysis will concur in the purchasing, the purchased corporation may not fit with our existing subsidiaries or such purchase may in fact not be financial stable as previously calculated or priced correctly. As an operating diversified holding company, we will also have to make a decision as to when we will sell certain MECS components and at what price will that component be sold; we may sell at the wrong time and for an undervalue price.

Many diversified holding companies remain preoccupied with empire building, sacrifice value for growth, overpay for acquisitions, perpetually own businesses that will never prosper, or fail to structures, impose disciplines and create cultures that sustain value growth.

WE WERE RECENTLY RE-ORGANIZED AND HAVE A LIMITED OPERATING HISTORY UPON WHICH YOU CAN BASE AN INVESTMENT DECISION.

On December 27, 2004, we entered into an Acquisition Agreement to acquire Monarch Homes, Inc., on December 30, 2004, we entered into an Acquisition Agreement to acquire Evans Columbus, LLC and on December 31, 2004, we entered into an Acquisition Agreement to acquire Karkela Construction, Inc. These acquisitions represent 85% of our current revenues, which gives us a limited operating history upon which investors can make an investment decision, or upon which we can accurately forecast future sales. Investors should, therefore, consider us subject to all of the business risks associated with a new business. The likelihood of our success must be considered in light of the expenses, difficulties and delays frequently encountered in connection with the formation and initial operations of a new and unproven business.

RISKS RELATED TO THE INDUSTRIES IN WHICH WE OPERATE

WE MAY NOT BE ABLE TO EXPAND OPERATIONS, IF WE ARE UNABLE TO RAISE ADDITIONAL CAPITAL.

We believe that the available cash and anticipated cash flow from operations will be sufficient to satisfy the Company's anticipated capital requirements for current ongoing holdings. However, we will require additional financing to continue operations and pursue our plans for expansion. Such financing may take the form of the issuance of common stock or preferred stock or debt securities, or may involve bank or other lender financing. We cannot assure you that we will be able to obtain such additional financing on a timely basis, on favorable terms, or at all.

IF WE ARE UNABLE TO EFFECTIVELY MANAGE OUR PLAN OF RAPID EXPANSION, WE WILL NOT ACHIEVE PROFITABILITY.

We plan to rapidly expand all aspects of our operations. As a result, we need to expand our financial and management controls, reporting systems and procedures. We will also have to expand, train and manage our work force for marketing, sales, product development, and manage multiple relationships with various customers, vendors, strategic partners and other third parties. We will need to continually expand and upgrade our technology and power systems. If we are unable to manage our growth effectively, we may be unable to handle our operations, control costs or otherwise function in a profitable manner, or at all.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, WE COULD LOSE OUR COMPETITIVE ADVANTAGE.

We currently have only limited patent protection for our technology, and may be unable to obtain even limited protection for our proprietary technology in certain foreign countries. We cannot assure you that any granted patent or pending patent application will provide protection against infringement.

WE HAVE MANY COMPETITORS WHICH HAVE SUBSTANTIALLY GREATER FINANCIAL AND OTHER RESOURCES THAN WE DO AND THESE COMPETITORS MAY NEGATIVELY AFFECT OUR BUSINESS.

The steel and construction industries in which we operate is highly competitive. We have numerous competitors worldwide. We compete in our chosen markets against several larger multi-national companies, all of which are well-established and have substantially greater financial and other resources than we maintain. Competitive market conditions could adversely affect our results of operations if we are required to reduce product prices to remain competitive or if we are unable to achieve significant sales of our products.

OUR BUSINESS WOULD BE MATERIALLY AND ADVERSELY AFFECTED IF WE WERE UNABLE TO RECEIVE MATERIALS AT PRICES AND ON TERMS PRESENTLY MADE AVAILABLE TO US BY OUR PRINCIPAL SUPPLIERS.

We presently purchase our principal raw materials and steel from a limited number of suppliers. There are no written contracts between us and our suppliers, and requirements are purchased using individual purchase orders, with customary terms regarding payment, quality and delivery. Although we believe that alternatives are readily available from other suppliers, we cannot assure you that we will be able to continue to obtain desired quantities of materials on a timely basis at prices and on terms deemed reasonable by us. Our business would be materially and adversely affected if we are unable to continue to receive materials at prices and on terms comparable to those presently made available to us by our principal suppliers.

WE MAY NOT BE ABLE TO OBTAIN RAW MATERIALS AT ALL OR AT PRICES THAT ALLOW US TO MAINTAIN A POSITIVE CASH FLOW.

We generally do not have long-term supply contracts with our suppliers, and our purchases of raw materials are subject to market prices. We generally pass changes in the prices of raw materials to our customers over a period of time. We cannot always do so, however, and we may not be able to pass through any future raw material price increases. Any limitation on our ability to pass through any future raw material price increases could have a material adverse effect on our results of operations.

In addition, we obtain from foreign suppliers a significant portion of our cold-rolled steel, the principal raw material of our steel drums. Foreign suppliers of cold-rolled steel have been accused by domestic producers of exporting steel to the United States at artificially low prices. As a result, the Commerce Department has recently imposed anti-dumping duties on steel imported from Japan, Brazil and other countries and negotiated a voluntary reduction in steel imports from Russia. Additionally, the U.S. Congress is considering imposing limits on the amount of steel that may be imported into the United States which would result in significant reductions in steel imports. These measures could result in a substantial increase in our cost of cold-rolled steel, which could have a material adverse effect on our results of operations.

COMPETITION COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATIONS.

The markets for our products and services are competitive, and competition from current and future competitors could reduce unit volumes and selling prices and have a material adverse effect on our results of operations. We believe competition is based primarily on price, service and quality. Price competition may require us to match competitors' prices to retain business or market share. Some of our competitors are larger and have greater financial and other resources than we do, and we may not be able to continue to compete successfully with them. We also face competition in a number of our product lines from producers of other types of industrial containers. See "Business-- Competition."

IF WE CANNOT OBTAIN THE FUNDS TO MAKE THE SIGNIFICANT CAPITAL EXPENDITURES THAT OUR BUSINESS WILL REQUIRE, WE MAY NOT BE ABLE TO MAINTAIN OUR CURRENT LEVEL OF OPERATIONS OR GROW OUR BUSINESS.

We will have to make substantial capital expenditures to maintain our current level of operations and to fund the growth of our operations. If we are unable to obtain the funds for capital expenditures, or if our growth strategy or current level of business requires more capital than anticipated, it could have a material adverse effect on the growth of our operations as well as our current level of business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

OUR ACQUISITION STRATEGY MAY NOT BE SUCCESSFUL.

Our ability to grow by acquisition, an important component of our growth strategy, is dependent upon, and may be limited by, the availability of suitable acquisition candidates and capital, and the restrictions contained in the indenture and our other indebtedness agreements. In addition, growth by acquisition involves risks that could have a material adverse effect on our results of operations, including difficulties in integrating the operations and personnel of acquired companies and the potential loss of key employees and customers of acquired companies. While we have experience in identifying and integrating acquisitions, we may not be able to identify suitable acquisition candidates, obtain the capital necessary to pursue our growth strategy, consummate acquisitions on satisfactory terms or, if any of these acquisitions are consummated, satisfactorily integrate acquired businesses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

CONTINUED PRESSURE COULD REDUCE HEARTLAND'S MARGINS AND LIMIT HEARTLAND'S ABILITY TO MAINTAIN OR INCREASE ITS MARKET SHARE.

Certain of our competitors may have or may obtain significantly greater financial and marketing resources than Heartland. As a result, Heartland could encounter increased competition in the future that may increase pricing pressure and limit its ability to maintain or increase its market share.

WE DEPEND ON OUR KEY PERSONNEL TO OPERATE OUR BUSINESS.

Our performance is substantially dependent on the continued services and performance of our executive officers. (See "Management Team") The loss of the services of any of our executive officers could materially and adversely affect our business. We may be unable to retain our key employees or attract, assimilate and retain other highly qualified employees in the future.

WE MAY NOT BE ABLE TO MANUFACTURE ANY OF OUR PLANNED PRODUCTS OR CONCEPTS IN SUFFICIENT QUANTITIES AT AN ACCEPTABLE COST, OR AT ALL, WHICH COULD HARM OUR FUTURE PROSPECTS.

Though we plan to be a diversified holding company that will not be affected by obsolescence, many of our concepts, brands, and products are in the initial phase of product commercialization. Accordingly, if Heartland's planned concepts and products in any one of its subsidiaries becomes available for widespread sale or use, we may not be able to arrange for the manufacture of our planned product in sufficient quantities at an acceptable cost, or at all, which could materially adversely affect Heartland's future prospects.

The markets for what Heartland intends to operate in is always changing and competitive. New products may be developed by others, which could impair our ability to develop, grow or maintain our business and be competitive.

Some of the industries of which Heartland operates in are subject to substantial technological change. Developments by others may render Heartland's technology and planned product noncompetitive or obsolete, or it may be unable to keep pace with technological developments or other market factors. Competition from other companies, universities, government research organizations and others diversifying into the field is intense and is expected to increase. Many of these entities have significantly greater research and development capabilities and budgets than Heartland does, as well as substantially more marketing, manufacturing, financial and managerial resources. These entities could represent significant competition for Heartland.

We are a development-stage enterprise and as such its resources are limited and it may experience technical challenges inherent in developing its MECS concept. Competitors have developed or are in the process of developing technologies that are, or in the future may be, the basis for competition.

The testing, manufacture, marketing and sale of any of Heartland's planned products or concepts will involve an inherent risk that product liability claims will be asserted against it. Any successful product liability or other claim may prevent Heartland from obtaining adequate liability insurance in the future on commercially desirable or reasonable terms. In addition, product liability coverage may cease to be available in sufficient amounts or at an acceptable cost. Any inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the sale of Heartland's planned products.

A SIGNIFICANT ECONOMIC DOWNTURN, PARTICULARLY ONE AFFECTING THE CONSTRUCTION AND/OR STEEL INDUSTRY, COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS.

Our results of operations are affected by the level of economic activity in the industries served by our customers, which in turn may be affected by the level of economic activity in the U.S. and foreign markets which they serve. Accordingly, a decline in the level of economic activity in these industries as a result of a decline in the level of economic activity in the U.S. or foreign markets which they serve or otherwise may have a material adverse effect on our results of operations. We derive a significant percentage of our net sales from customers who purchase steel products and construction products and services. As a result, a decline in the level of economic activity in the U.S. steel or construction industry or foreign steel industry in particular could have a material adverse effect on our results of operations. In addition, because we operate with little or no backlog, changes in economic activity, positive and negative, affect our results of operations more quickly than these changes would affect the results of operations of a company that operates with a backlog. As a result, our results of operations, including our cash flow, are subject to a greater degree of volatility and could deteriorate more rapidly than a company that operates with a backlog.

OUR NONCOMPLIANCE WITH GOVERNING REGULATIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS OR CASH FLOWS.

Compliance with governing regulations may make it necessary for us to incur substantial costs and could have a material adverse effect on our financial condition, results of operations or cash flows. Our operations are subject to federal, state and local transportation laws which require that steel containers used in interstate and international commerce satisfy specified performance requirements. We believe that our products are in substantial compliance with the terms of all applicable transportation laws, regulations and guidelines as currently interpreted. While historically the costs of compliance with these laws and regulations have not had a material adverse effect on our consolidated financial condition, results of operations or cash flows, we cannot predict with certainty the future costs of compliance because of continually changing compliance standards and technology. We expect that future regulations and changes in the text or interpretation of existing laws and regulations may subject our operations to increasingly stringent standards.

IF OUR INSURANCE COVERAGE FOR PRODUCT LIABILITY PROVES TO BE INADEQUATE, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

Our business entails risks of product liability. Although we believe this coverage is adequate, coverage under insurance policies may not be adequate to cover product liability claims against us. In addition, product liability insurance could become more expensive and difficult to maintain and in the future may not be available on commercially reasonable terms or at all. The amount and scope of any insurance coverage may be inadequate in the event that a product liability claim is successfully asserted against us.

RISKS RELATED TO OUR STOCK

HEARTLAND'S CEO, PRESIDENT AND DIRECTORS MAY HAVE THE ABILITY TO CONTROL ALMOST ALL MATTERS OF HEARTLAND.

Our officers and directors and their affiliates, beneficially own approximately 7,100,100 or 33.19% of the issued and outstanding shares of common stock of Heartland prior to the filing of this Form SB-2. They will collectively own approximately 17.14% of the issued and outstanding Common Stock if the Maximum Offering is completed (at an assumed offering price of $1.00 per Share). Therefore, management will have significant influence over the election of Heartland's directors and to control the outcome of other issues submitted to our stockholders. This includes their ability to amend the Certificate of Incorporation, approve a merger or consolidation Heartland with another company or approve the sale of all or substantially all of the assets of Heartland without the agreement of the shareholders who purchase Restricted Common Stock Shares offered hereby.

PREFERRED STOCK AS AN ANTI-TAKEOVER DEVICE.

We are authorized to issue 5,000,000 shares of preferred stock, $0.001 par value. The preferred stock may be issued in series from time to time with such designation, voting and other rights, preferences and limitations as our Board of Directors may determine by resolution. Unless the nature of a particular transaction and applicable statutes require such approval, the Board of Directors has the authority to issue these shares without shareholder approval subject to approval of the holders of the Preferred Stock. The issuance of preferred stock may have the effect of delaying or preventing a change in control of Heartland without any further action by shareholders. See "Description of Securities - Preferred Stock."

DIFFICULTY OF TRADING AND OBTAINING QUOTATIONS FOR COMMON STOCK.

Our Common Stock is currently quoted on the Over-the-Counter Bulletin Board under the symbol "HTLJ.OB." It is not actively traded, and the bid and asked prices for our Common Stock have fluctuated significantly. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations of the price of Heartland's securities. This severely limits the liquidity of the Common Stock, and would likely have a material adverse effect on the market price of the Common Stock and on our ability to obtain additional capital.

PENNY STOCK REGULATION

Our Common Stock is subject to Rule 15g-9 under the Exchange Act. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

o   that a broker or dealer approve a person's account for transactions in penny stocks; and

o   the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

o   obtain financial information and investment experience objectives of the person; and

o   make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

o   sets forth the basis on which the broker or dealer made the suitability determination; and

o   that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

REPAYMENT OF OUTSTANDING CONVERTIBLE DEBENTURES

Our convertible debentures are due and payable one-years from the date of issuance, unless sooner converted into shares of our common stock. In addition, any event of default could require the early repayment of the convertible debentures, including a default interest rate on the outstanding principal balance of the debentures if the default is not cured with the specified grace period. We anticipate that the full amount of the convertible debentures, together with accrued interest, will be converted into shares of our common stock, in accordance with the terms of the convertible debentures. If we are required to repay the convertible debentures, we would be required to use our limited working capital and raise additional funds. If we were unable to repay the debentures when required, the debenture holders could commence legal action against us and foreclose on all of our assets to recover the amounts due. Any such action would require us to curtail or cease operations.

OUR AUDITORS INCLUDED AN EXPLANATORY PARAGRAPH IN THEIR REPORT STATING THAT THERE IS SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN, AND IF WE CANNOT OPERATE AS A GOING CONCERN, OUR STOCK PRICE WILL DECLINE AND YOU MAY LOSE YOUR ENTIRE INVESTMENT.

As a result of recurring losses from operations and a net deficit in both working capital and stockholders' equity, our auditors, in their report dated March 20, 2005, have expressed substantial doubt about our ability to continue as going concern. Our financial statements for the three months ended March 31, 2005 do not include any adjustments that might result from our inability to continue as a going concern. These adjustments could include additional liabilities and the impairment of certain assets. If we had adjusted our financial statements for these uncertainties, our operating results and financial condition would have been materially and adversely affected.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock in this offering. However, we could receive funds upon exercise of the common stock purchase warrants held by the selling stockholders. We expect to use the proceeds received from the exercise of the common stock purchase warrants, if any, for general working capital purposes.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has been quoted on the OTC Bulletin Board since August 2002. Our symbol is "HTLJ". For the periods indicated, the following table sets forth the high and low bid prices per share of common stock. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

	HIGH	LOW
FISCAL YEAR ENDED DECEMBER 31, 2005		
First Quarter...	1.15	1.15
Second Quarter	0.90	0.90
FISCAL YEAR ENDED DECEMBER 31, 2004		
First Quarter...	1.00	0.70
Second Quarter	1.00	0.70
Third Quarter	1.00	0.70
Fourth Quarter..	1.60	1.60
FISCAL YEAR ENDED DECEMBER 31, 2003		
First Quarter...	0.04	0.04
Second Quarter	0.02	0.02
Third Quarter	0.02	0.02
Fourth Quarter..	5.00	5.00

*Through July 7, 2005

As of July 7, 2005, there were 19,744,801 shares of common stock outstanding.

As of July 7, 2005, there were approximately 625 stockholders of record of our common stock. This does not reflect those shares held beneficially or those shares held in "street" name.

We have not paid cash dividends in the past, nor do we expect to pay cash dividends for the foreseeable future. We anticipate that earnings, if any, will be retained for the development of our business.

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS**

FORWARD LOOKING STATEMENTS

Some of the information in this Form SB-2 contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue," or similar words. You should read statements that contain these words carefully because they:

   o   discuss our future expectations;

   o   contain projections of our future results of operations or of our financial condition; and

   o   state other "forward-looking" information.

We believe it is important to communicate our expectations. However, there may be events in the future that we are not able to accurately predict or over which we have no control. Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus. See "Risk Factors."

OVERVIEW

We were incorporated in the State of Maryland on April 6, 1999 as Origin Investment Group, Inc. ("Origin"). On December 27, 2001, we went through a reverse merger with International Wireless, Inc. Thereafter on January 2, 2002, we changed our name from Origin to International Wireless, Inc. On November 15, 2003, we went through a reverse merger with PMI Wireless, Inc. Thereafter in May 2004, we changed our name from International Wireless, Inc. to our current name, Heartland Inc.

We originally were formed as a non-diversified closed-end management investment company, as those terms are used in the Investment Company Act of 1940 ("1940 Act"). At that time we elected to be regulated as a business development company under the 1940 Act. In December 7, 2001 our shareholders voted on withdrawing the Company from being regulated as a business development company and thereby no longer be subject to the 1940 Act.

Our original investment strategy when it was regulated as a business development company under the 1940 Act was to invest in a diverse portfolio of private companies that could be used to build an Internet infrastructure by offering hardware, software and/or services which enhance the use of the Internet. Prior to our reverse merger with International Wireless, we identified two eligible portfolio companies within which we entered into agreements to acquire interests within these companies and to further invest capital in these companies to further develop their business. However, on each occasion and prior to each closing, we were either unable to raise sufficient capital to consummate the transaction or discovered information which modified our understanding of the eligible portfolio company's financial status to such an extent where it was unadvisable for us to continue and consummate the transaction.

On December 7, 2001, we held a special meeting of our shareholders whereby our shareholders voted on withdrawing us from being regulated as a business development company and thereby no longer be subject to the Investment Company Act of 1940 and to effect a one-for-nine reverse split of our total issued and outstanding common stock. On December 14, 2001 we filed with the Securities and Exchange Commission formally notifying our withdrawal from being regulated as a business development company.

On December 27, 2001, we went through a reverse merger whereby we acquired all the outstanding shares of International Wireless. Under the said reverse merger, the former Shareholders of International Wireless ended up owning an 88.61% interest in our Company. Thereafter on January 2, 2002, we changed our name from Origin to International Wireless, Inc.

From December 27, 2001 through June 2003, we attempted to develop our bar code technology and bring it to market. To that extent, we moved our operations to Woburn, Massachusetts, hired numerous computer programmers, developers and sales people in addition to support staff. Due to our inability to raise sufficient capital, we were unable to pay current operating expenses and by June, 2003 we shut down our operations entirely.

On August 29, 2003, a change in control of our Company occurred in conjunction with naming Attorney Jerry Gruenbaum of First Union Venture Group, LLC as attorney of record for the purpose of overseeing the proper disposition of our remaining assets and liabilities by any means appropriate, including settling any and all liabilities to the U.S. Internal Revenue Service and the Commonwealth of Massachusetts' Attorney General's office for unpaid wages.

In conjunction with naming Attorney Jerry Gruenbaum of First Union Venture Group, LLC as attorney of record for the purpose of overseeing the proper disposition of our remaining assets and liabilities, we issued First Union Venture Group, LLC, a Nevada Limited Liability Company, Thirty Million (30,000,000) newly issued common shares as consideration for their services. In addition, we canceled any and all outstanding options, warrants, and/or debentures not exercised by that date. We further nullified any and all salaries, bonuses, and benefits including severance pay and accrued salaries to Stanley A. Young and Michael Dewar.

On November 12, 2003, the Company approved the spin-off of the two subsidiaries of the Company and any and all remaining assets of the Company, including any intellectual property, to enable the Company to pursue a suitable merger candidate. In addition, the Company approved a 30 to 1 reverse split of all existing outstanding common shares of the Company. Following the 30 to 1 reverse split, the Company had 1,857,137 shares of common stock outstanding.

On November 15, 2003, a change in control of the Company occurred when the Company went through a reverse merger with PMI Wireless, Inc., a Delaware corporation with corporate headquarters located in Cordova, Tennessee. The acquisition, took place on December 1, 2003 for the aggregate consideration of fifty thousand dollars ($50,000) which was paid to the U.S. Internal Revenue Service for the Company's prior obligations, plus assumption of the Company's existing debts, for 9,938,466 newly issued common shares of the Company. Under the said reverse merger, the former Shareholders of PMI Wireless ended up owning an 84.26% interest in the Company.

On December 10, 2003, the Company entered into an Acquisition Agreement to acquire one hundred percent (100%) of Mound Technologies, Inc. ("Mound"), a Nevada corporation with its corporate headquarters located in Springboro, Ohio. The acquisition was a stock for stock exchange in which the Company acquired all of the issued and outstanding common stock of Mound in exchange for 1,256,000 newly issued shares of its common stock. As a result of this transaction, Mound became a wholly owned subsidiary of the Company.

In May 2004, the Company changed its name from International Wireless, Inc. to our current name, Heartland, Inc and Subsidiaries.

On December 27, 2004, the Company entered into an Acquisition Agreement to acquire one hundred percent (100%) of Monarch Homes, Inc. ("Monarch"), a Minnesota corporation with its corporate headquarters located in Ramsey, MN for five million dollars ($5,000,000). The acquisition price was made up of: 1) $100,000 at closing, 2) a promissory note of $1,900,000 payable on or before February 15, 2005 which, if not paid by that date, interest shall be due from then to actual payment at 8%, simple interest, compounded annually and 3) six hundred sixty-seven thousand (667,000) restricted newly issued shares of the Company's common stock provided at closing. In the event the common stock of the Company not is trading at a minimum of $5.00 as of December 27, 2005, the Company is required to compensate the original Monarch shareholders for the difference in additional stock. As a result of this transaction, Monarch became a wholly owned subsidiary of the Company.

On December 30, 2004, the Company entered into an Acquisition Agreement to acquire one hundred percent (100%) of Evans Columbus, LLS ("Evans"), an Ohio corporation with its corporate headquarters located in Blacklick, OH for three million five thousand dollars ($3,005,000). The acquisition price was made up of: 1) $5,000 at closing, and 2) six hundred thousand (600,000) restricted newly issued shares of the Company's common stock provided at closing. In the event the common stock of the Company is not trading at a minimum of $5.00 as of December 30, 2005, the Company is required to compensate the original Evans shareholders for the difference in additional stock. As a result of this transaction, Evans became a wholly owned subsidiary of the Company.

On December 31, 2004, the Company entered into an Acquisition Agreement to acquire one hundred percent (100%) of Karkela Construction, Inc. ("Karkela"), a Minnesota corporation with its corporate headquarters located in St. Louis Park, MN for three million dollars ($3,000,000). The acquisition price was made up of: 1) $100,000 at closing, 2) a short term promissory note payable of $50,000 on or before January 31, 2005, 3) a promissory note of $1,305,000 payable on or before March 31, 2005 which, if not paid by that date, interest is due from December 31, 2004 to actual payment at 8%, simple interest, compounded annually and 4) five hundred thousand (500,000) restricted newly issued shares of the Company's common stock provided at closing. In the event the common stock of the Company is not trading at a minimum of $4.00 as of December 31, 2005, the Company is required to compensate the original Karkela shareholders for the difference in additional stock. As a result of this transaction, Karkela became a wholly owned subsidiary of the Company.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND FOR THE FISCAL YEARS ENDED DECEMBER 31, 2004 COMARED TO AND THREE MONTHS ENDED MARCH 31, 2004 AND FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003

OVERVIEW

Heartland, Inc. is an operating conglomerate with operations in steel fabrication, manufacturing, construction and property management. Total consolidated revenues for the year ended December 31, 2004 was $50,007,763 versus $4,428,836 for the year ended December 31, 2003. The Company incurred operating expenses of $49,280,468 for the year ended December 31, 2004 and $5,401,779 for the year ended December 31, 2003.

In fiscal year ended December 31, 2004 the company incurred a net income from continuing operations of $753,279 or a gain of $0.04 per share compared to a net loss of $ (1,510,450) or a loss of $(0.12) per share in fiscal year ended December 31, 2003. The primary factor contributing to the net earnings increase were from higher sales from the acquisitions of Monarch Homes, Karkela and Evans and improved leverage of selling, general and administrative expenses.

	2004	2003
Net sales..	$ 50,007,763	$ 4,428,836
Cost and expenses		
Cost of good sold	44,969,599	4,055,404
Selling, general and administrative expense	4,007,550	1,281,975
Stock Based Compensation..	63,787	—
Depreciation and amortization	239,532	64,400
Total Cash and Expenses	49,280,468	5,401,779
Operating Income	727,295	(972,943)
Net Other Income...	25,984	(537,507)
Net Income(loss)from continuing operations..................................	753,279	(1,510,450)
Total Discontinued Operations - Loss		1,120,853)
Income before taxes	753,279	(2,631,303)
Income Taxes..	412,410	—
Income prior to adjustment		
For acquisition earnings...	340,869	—
Elimination of preacquisition earnings	(744,538)	2,631,303

Net Loss	$	(403,669)	$		—

Heartland, Inc. is an operating conglomerate with operations in steel fabrication, manufacturing, construction and property management. Total consolidated revenues for the year ended December 31, 2004 was $50,007,763 versus $4,428,836 for the year ended December 31, 2003. The Company incurred operating expenses of $49,280,468 for the year ended December 31, 2004 and $5,401,779 for the year ended December 31, 2003.

In fiscal year ended December 31, 2004 the company incurred a net income from continuing operations of $753,279 or a gain of $0.04 per share compared to a net loss of $ (1,510,450) or a loss of $(0.12) per share in fiscal year ended December 31, 2003. The primary factor contributing to the net earnings increase were from higher sales from the acquisitions of Monarch Homes, Karkela and Evans and improved leverage of selling, general and administrative expenses.

	2004	2003
Net sales	$ 50,007,763	$ 4,428,836
Cost and expenses		
Cost of good sold	44,969,599	4,055,404
Selling, general and administrative expense	4,007,550	1,281,975
Stock Based Compensation	63,787	—
Depreciation and amortization	239,532	64,400
Total Cash and Expenses	49,280,468	5,401,779
Operating Income	727,295	(972,943)
Net Other Income	25,984	(537,507)
Net Income(loss)from continuing operations	753,279	(1,510,450)
Total Discontinued Operations - Loss		1,120,853)
Income before taxes	753,279	(2,631,303)
Income Taxes	412,410	—
Income prior to adjustment		
For acquisition earnings	340,869	—
Elimination of preacquisition earnings	(744,538)	2,631,303
Net Loss	$ (403,669)	$ —

SALES

Sales increased at Mound Technology and subsidiaries in fiscal year ended December 31, 2004 by 67% to $7,386,678 from $4,428,836 in fiscal year ended December 31, 2003. The financial statements reflect Sales increased 1029% during fiscal ended December 31, 2004 to $50,007,763 from $4,428,836 in fiscal ended December 31, 2003, due to the acquisitions in late December 2004 of Evans Columbus, Karkela Construction and Monarch Homes.

INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM

Pre-tax income before extraordinary item was $753,279 in fiscal year ended December 31, 2004 and $(1,510,450) in fiscal year ended December 31, 2003. Reflecting the acquisitions of Evans Columbus, Karkela Construction and Monarch Homes which occurred in the final month of fiscal year ended December 31, 2004.

Operating losses at Mound Technologies and Subsidiaries decreases to $(112,448) in fiscal ended December 31, 2004 from $(1,510,450) in fiscal ended December 31, 2003, reflecting higher sales and better cost controls.

Corporate and other expenses were $476,129 in fiscal year ended December 31, 2004 as compared to none in fiscal ended December 31, 2003 due principally to the parent company beginning to pay expenses on its own behalf.

INTEREST EXPENSE

Interest expense was $165,718 during the fiscal year ended December 31, 2004 as compared to $351,801 in fiscal year ended December 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

As presented in the Consolidated Statement of Cash Flows, net cash used by operating activities was $(939,753) in fiscal 2004. The significant changes in working capital were an $1,187,528 increase in accounts receivable, a $365,851 increase in inventory. Working capital requirements are not anticipated to increase substantially in fiscal 2005.

During fiscal 2004, the Company used cash of $205,000 to acquire companies. The Company received net cash of $1,026,550 from the issue of certain promissory convertible notes.

The level of capital expenditures is expected to increase moderately in fiscal 2005, and the source of funds for such expenditures is expected to be cash from operations.

At December 31, 2004 the Company's total debt was $13,520,460 as compared to $4,008,827 at December 31, 2003. The Company believes that its funding sources are adequate for its anticipated requirements.

Shareholders' equity was $(333,400) at December 31, 2004 compared to $(1,278,008) at December 31, 2003. The increase is due to the decrease in net loss at Mound Technologies and Subsidiaries and the positive shareholders equity from the acquisitions.

Our businesses are seasonally working capital intensive and require funding for purchases of raw materials used in production, replacement parts inventory, capital expenditures, expansion and upgrading of existing facilities, as well as for financing receivables from customers. We believe that cash generated from operations, together with our bank credit lines, and cash on hand, will provide us with a majority of our liquidity to meet our operating requirements. We believe that the combination of funds available through future anticipated financing arrangements, as discussed below, coupled with forecasted cash flows, will be sufficient to provide the necessary capital resources for our anticipated working capital, capital expenditures, and debt repayments for at least the next twelve months.

We are seeking to raise up to $5 million of additional capital from private investors and institutional money managers in the next few months, but there can be no assurance that we will be successful in doing so. If we are not successful in raising any of this additional capital, our current cash resources may not sufficient to fund our current operations.

We may experience problems, delays, expenses, and difficulties sometimes encountered by an enterprise in our stage of development, many of which are beyond our control. For potential acquisitions, these include, but are not limited to, unanticipated problems relating to the identifying partner(s), obtaining financing, culminating the identified partner due to a number of possibilities (prices, dates, terms, etc). Due to limited experience in operating the combined entities for the Company, we may experience production and marketing problems, incur additional costs and expenses that may exceed current estimates, and competition.

Our businesses are seasonally working capital intensive and require funding for purchases of raw materials used in production, replacement parts inventory, capital expenditures, expansion and upgrading of existing facilities, as well as for financing receivables from customers. During the year ended December 31, 2004, the Company has not engaged in:

o   Material off-balance sheet activities, including the use of structured finance or special purpose entities;

o   Trading activities in non-exchange traded contracts; or

o   Transactions with persons or entities that benefit from their non-independent relationship with the Company.

Inflation

We are subject to the effects of inflation and changing prices. As previously mentioned, we experienced rising prices for steel and other commodities during fiscal 2004 that had a negative impact on our gross margins and net earnings. In fiscal 2005, we expect average prices of steel and other commodities to be higher than the average prices paid in fiscal 2004. We will attempt to mitigate the impact of these anticipated increases in steel and other commodity prices and other inflationary pressures by actively pursuing internal cost reduction efforts and introducing price increases.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, we must make decisions that impact the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances, historical experience, and actuarial valuations. Actual amounts could differ from those estimated at the time the consolidated financial statements are prepared.

Our significant accounting policies are described in Note A to the consolidated financial statements. Some of those significant accounting policies require us to make difficult subjective or complex judgments or estimates. An accounting estimate is considered to be critical if it meets both of the following criteria: (i) the estimate requires assumptions about matters that are highly uncertain at the time the accounting estimate is made, and (ii) different estimates that reasonably could have been used, or changes in the estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Accounts Receivable Valuation. We value accounts receivable, net of an allowance for doubtful accounts. Each quarter, we estimate our ability to collect outstanding receivables that provides a basis for an allowance estimate for doubtful accounts. In doing so, we evaluate the age of our receivables, past collection history, current financial conditions of key customers, and economic conditions. Based on this evaluation, we establish a reserve for specific accounts receivable that we believe are uncollectible, as well as an estimate of uncollectible receivables not specifically known. A deterioration in the financial condition of any key customer or a significant slow down in the economy could have a material negative impact on our ability to collect a portion or all of the accounts and notes receivable. We believe that an analysis of historical trends and our current knowledge of potential collection

CASH FLOWS

Net cash used in operating activities was $1,752,063 for the nine months ended September 30, 2004 and $156,209 for the nine months ended September 30, 2003. This decrease was primarily due to the increase in the net loss.

Net cash provided by financing activities was $1,863,263 and $156,445 for the nine months ended September 30, 2004 and 2003, respectively. The net cash provided by financing activities for the nine months ended September 30, 2004 consisted primarily of proceeds from sale of common stock and stock subscription receipts and during the nine months ended September 30, 2003 the net cash used in financing activities consisted primarily of $1,042,686 from reduction in loans payable.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on us.

BUSINESS

INTRODUCTION

SUMMARY

Our mission is to become a leading diversified company with business interests in well established service organizations and capital goods manufacturing companies focusing in the areas of 1) Steel Fabrication, 2) Construction and Property Management (residential and commercial), 3) Agriculture (currently idle), and 4) Manufacturing. We plan to successfully grow our revenues by acquiring companies with historically profitable results, strong balance sheets, high profit margins, and solid management teams in place. By providing access to financial markets, expanded marketing opportunities and operating expense efficiencies, we expect to become the facilitator for future growth and higher long-term profits. In the process, we expect to develop new synergies among the acquired companies, which should allow for greater cost effectiveness and efficiencies, and thus further enhancing each individual company's strengths. To date, we have completed acquisitions in steel fabrication, residential and commercial construction facilities, and heavy machinery industries.

We are headquartered in Plymouth, MN and currently trade on the OTC Bulletin Board under the symbol HTLJ.OB. Including the senior management team, we currently employs 101 people.

Currently, we operate four major subsidiaries in the following segments:

1) Mound Technologies, Inc. of Springboro, OH acquired in December 2003 (Steel Fabrication)
2) Evans Columbus, LLC of Columbus, OH acquired in December of 2004 (Manufacturing)
3) Monarch Homes, Inc. of Ramsey, MN, acquired in December of 2004 (Construction and Property Management).
4) Karkela Construction, Inc. of St. Louis Park, MN, acquired in December of 2004 (Construction and Property Management).

These subsidiaries have an average operational history of more than 35 years, and each is characterized by a track record of consistent and stable growth.

Excluding corporate expenses, the complementary nature of the operations of the four segments offers us the opportunity to increase our top line revenue through cross selling opportunities and expanded marketing opportunities. Furthermore, we expect we will be able reduce overall expenses through cost savings associated with reductions in raw materials costs and corporate and administrative expenses.

HISTORY

The Company's original investment strategy when it was regulated as a business development company under the 1940 Act. was to invest in a diverse portfolio of private companies that could be used to build an Internet infrastructure by offering hardware, software and/or services which enhance the use of the Internet. Prior to it's reverse merger with International Wireless, the Company identified two eligible portfolio companies within which they entered into agreements to acquire interests within such companies and to further invest capital in these companies to further develop their business. However, on each occasion and prior to each closing, the Company was either unable to raise sufficient capital to consummate the transaction or discovered information which modified its understanding of the eligible portfolio company's financial status to such an extent where it was unadvisable for it to continue and consummate the transaction. During the 2002 fiscal year, the Company entered into a definitive share exchange agreement and investment agreement with Vivocom, Inc., a San Jose, California based software company that had developed a proprietary all media switching system which enables all forms of data to be sent over a single IP channel. The Company intended on investing a minimum of three million two hundred and fifty thousand dollars ($3,250,000) within Vivocom over several months. Due to the Company's inability to raise this money, the share exchange never took place and the agreement terminated.

On December 7, 2001, the Company held a special meeting of its shareholders in accordance with a filed Form DEF 14A with the Securities and Exchange Commission whereby the shareholders voted on withdrawing the Company from being regulated as a business development company and thereby no longer be subject to the Investment Company Act of 1940 and to effect a one-for-nine reverse split of its total issued and outstanding common stock. On December 14, 2001 the Company filed a Form N-54C with the Securities and Exchange Commission formally notifying its withdrawal from being regulated as a business development company. The purpose of the withdrawal of the Company from being regulated as a business development company and the one-for-nine reverse split of its total issued and outstanding common stock was to allow the Company to merge with a potential business in the future. By withdrawing from its status as a business development company, the Company chose to be treated as a publicly traded "C" corporation.

On December 27, 2001, the Company went through a reverse merger whereby it acquired all the outstanding shares of International Wireless. Under the said reverse merger, the former Shareholders of International Wireless ended up owning an 88.61% interest in the Company. Thereafter on January 2, 2002, the Company changed its name from Origin to International Wireless, Inc.

From December 27, 2001 through June 2003, the Company attempted to develop its bar code technology and bring it to market. To that extent, the Company moved its operations to Woburn, Massachusetts, hired numerous computer programmers, developers and sales people in addition to support staff. Due to the Company's inability to raise sufficient capital, the Company was unable to pay current operating expenses and by June, 2003 shut down its operations entirely.

On August 29, 2003, a change in control of the Company occurred in conjunction with naming Attorney Jerry Gruenbaum of First Union Venture Group, LLC as attorney of record for the purpose of overseeing the proper disposition of the Company and its remaining assets and liabilities by any means appropriate, including settling any and all liabilities to the U.S. Internal Revenue Service and the Commonwealth of Massachusetts' Attorney General's office for unpaid wages.

In conjunction with naming Attorney Jerry Gruenbaum of First Union Venture Group, LLC as attorney of record for the purpose of overseeing the proper disposition of the Company and its remaining assets and liabilities, the Company issued First Union Venture Group, LLC, a Nevada Limited Liability Company, Thirty Million (30,000,000) newly issued common shares as consideration for their services. In addition, the Company canceled any and all outstanding options, warrants, and/or debentures not exercised to date. The Company further nullified any and all salaries, bonuses, and benefits including severance pay and accrued salaries to Stanley A. Young and Michael Dewar.

On November 12, 2003, the Company approved the spin-off of the two subsidiaries of the Company and any and all remaining assets of the Company, including any intellectual property, to enable the Company to pursue a suitable merger candidate. In addition, the Company approved a 30 to 1 reverse split of all existing outstanding common shares of the Company. Following the 30 to 1 reverse split, the Company had 1,857,137 shares of common stock outstanding.

On November 15, 2003, a change in control of the Company occurred when the Company went through a reverse merger with PMI Wireless, Inc., a Delaware corporation with corporate headquarters located in Cordova, Tennessee. The acquisition, took place on December 1, 2003 for the aggregate consideration of fifty thousand dollars ($50,000) which was paid to the U.S. Internal Revenue Service for the Company's prior obligations, plus assumption of the Company's existing debts, for 9,938,466 newly issued common shares of the Company. Under the said reverse merger, the former Shareholders of PMI Wireless ended up owning an 84.26% interest in the Company.

On December 10, 2003, the Company entered into an Acquisition Agreement to acquire one hundred percent (100%) of Mound Technologies, Inc. ("Mound"), a Nevada corporation with its corporate headquarters located in Springboro, Ohio. The acquisition was a stock for stock exchange in which the Company acquired all of the issued and outstanding common stock of Mound in exchange for 1,256,000 newly issued shares of its common stock. As a result of this transaction, Mound became a wholly owned subsidiary of the Company.

In May 2004, the Company changed its name from International Wireless, Inc. to our current name, Heartland, Inc and Subsidiaries.

On December 27, 2004, the Company entered into an Acquisition Agreement to acquire one hundred percent (100%) of Monarch Homes, Inc. ("Monarch"), a Minnesota corporation with its corporate headquarters located in Ramsey, MN for five million dollars ($5,000,000). The acquisition price was made up of: 1) $100,000 at closing, 2) a promissory note of $1,900,000 payable on or before February 15, 2005 which, if not paid by that date, interest shall be due from then to actual payment at 8%, simple interest, compounded annually and 3) six hundred sixty-seven thousand (667,000) restricted newly issued shares of the Company's common stock provided at closing. In the event the common stock of the Company not is trading at a minimum of $5.00 as of December 27, 2005, the Company is required to compensate the original Monarch shareholders for the difference in additional stock. As a result of this transaction, Monarch became a wholly owned subsidiary of the Company.

On December 30, 2004, the Company entered into an Acquisition Agreement to acquire one hundred percent (100%) of Evans Columbus, LLS ("Evans"), an Ohio corporation with its corporate headquarters located in Blacklick, OH for three million five thousand dollars ($3,005,000). The acquisition price was made up of: 1) $5,000 at closing, and 2) six hundred thousand (600,000) restricted newly issued shares of the Company's common stock provided at closing. In the event the common stock of the Company is not trading at a minimum of $5.00 as of December 30, 2005, the Company is required to compensate the original Evans shareholders for the difference in additional stock. As a result of this transaction, Evans became a wholly owned subsidiary of the Company.

On December 31, 2004, the Company entered into an Acquisition Agreement to acquire one hundred percent (100%) of Karkela Construction, Inc. ("Karkela"), a Minnesota corporation with its corporate headquarters located in St. Louis Park, MN for three million dollars ($3,000,000). The acquisition price was made up of: 1) $100,000 at closing, 2) a short term promissory note payable of $50,000 on or before January 31, 2005, 3) a promissory note of $1,305,000 payable on or before March 31, 2005 which, if not paid by that date, interest is due from December 31, 2004 to actual payment at 8%, simple interest, compounded annually and 4) five hundred thousand (500,000) restricted newly issued shares of the Company's common stock provided at closing. In the event the common stock of the Company is not trading at a minimum of $4.00 as of December 31, 2005, the Company is required to compensate the original Karkela shareholders for the difference in additional stock. As a result of this transaction, Karkela became a wholly owned subsidiary of the Company.

STEEL FABRICATION

Mound Technologies, Inc. ("Mound") was incorporated in the state of Nevada in November of 2002, with its corporate offices located in Springboro, Ohio. This business includes a Steel Fabrication ("Steel Fabrication"), a Property Management Division ("Property Management") and a wholly owned subsidiary, Freedom Products of Ohio ("Freedom").

The Steel Fabrication Division and Property Management Division are both located in Springboro, Ohio. The Steel Fabrication Division is a full service structural and miscellaneous steel fabricator. It also manufactures steel stairs and railings, both industrial and architectural quality. The present capacity of the facility is approximately 6,000 tons per year of structural and miscellaneous steel. This division had been previously known as Mound Steel Corporation, which was started at the same location in 1964.

Freedom is a wholly owned subsidiary of Mound located in Middletown, Ohio. Freedom manufactures products for the heavy machinery industry and has the ability to do complete assembly and testing if required. This includes machine bases, breeching, pollution control abatement fabrications and material handling fabrications. Freedom has the capacity to fabricate weldments and assemblies of up to 50 tons total weight.

STEEL FABRICATION DIVISION:

The Steel Fabrication Division is focused on the fabrication of metal products. This Division produces structural steel, miscellaneous metals, steel stairs, railings, bar joists, metal decks and the erection thereof. This Division produced gross sales of approximately $7.4 million in 2004. In the steel products segment, steel joists and joist girders, and steel deck are sold to general contractors and fabricators throughout the United States. Substantially all work is to order and no unsold inventories of finished products are maintained. All sales contracts are firm fixed-price contracts and are normally competitively bid against other suppliers. Cold finished steel and steel fasteners are manufactured in standard sizes and inventories are maintained.

This Division's customers are typically U.S. based companies that require large structural steel fabrication, with needs such as building additions, new non-residential construction, etc. Customers are typically located within a one-day drive from the Company's facilities. The Company is able to reach 70% of the U.S. population, yielding a significant potential customer base. Marketing of the Division's products is done by advertising in industry directories, word-of-mouth from existing customers, and by the dedicated efforts of in-house sales staff monitoring business developments opportunities within the Company's region. Large clients typically work with the Company on a continual basis for all their fabricated metal needs.

Competition overall in the U.S. steel fabrication industry has been reduced by approximately 50% over the last few years due to economic conditions leading to the lack of sustained work. The number of regional competitors has gone down from ten (10) to three (3) over the past five years. Larger substantial work projects have declined dramatically with the downturn in the economy. Given the geographical operating territory of the Company, foreign competition is not a major factor. In addition to competition, steel pricing represents another significant challenge. The cost of steel, our highest input cost, has seen significant increases in recent years. The Company will manage this challenge by stockpiling the most common steel component products and incorporating price increases in job pricing as deemed appropriate.

FREEDOM PRODUCTS OF OHIO, INC.:

Freedom Products of Ohio ("Freedom") is a wholly owned subsidiary of Mound. Freedom manufactures products for the heavy machinery industry and has the ability to do complete assembly and testing if required. This includes machine bases, breeching, pollution control abatement fabrications and material handling fabrications. Freedom has the capacity to fabricate weldments and assemblies up to 50 tons total weight. Freedom is located in Middletown, Ohio.

The primary raw material for the steel mills segment is ferrous scrap, which is acquired from numerous sources throughout the country. The steel mills are also large consumers of electricity and natural gas. The primary raw material for the steel products segment is steel, which is primarily purchased from the steel mills segment. Supplies of raw materials and energy have been, and are expected to be, adequate to operate the facilities.

COMPETITION AND OTHER FACTORS

We are subject to a wide variety of federal, state, and international environmental laws, rules, and regulations. These laws, rules, and regulations may affect the way we conduct our operations, and failure to comply with these regulations could lead to fines and other penalties.

Competition within the steel industry, both in the United States and globally, is intense and expected to remain so. Mound competes with large U.S. competitors such as United States Steel Corporation, Nucor Corporation, AK Steel Holding Corporation, Ispat Inland Inc. and IPSCO Inc along with a number of local supplies. The steel market in the United States is also served by a number of non-U.S. sources and U.S. supply is subject to changes in worldwide demand and currency fluctuations, among other factors.

More than 35 U.S. companies in the steel industry have declared bankruptcy since 1997 and have either ceased production or more often continued to operate after being acquired or reorganized. In addition, many non-U.S. steel producers are owned and subsidized by their governments and their decisions with respect to production and sales may be influenced by political and economic policy considerations rather than by prevailing market conditions. The steel industry is highly cyclical in nature and subject to significant fluctuations in demand as a result of macroeconomic changes in global economies, including those resulting from currency volatility. The global steel industry is also generally characterized by overcapacity, which can result in downward pressure on steel prices and gross margins.

Mound competes with other flat-rolled steel producers (both integrated steel mills and mini-mills) and producers of plastics, aluminum, ceramics, carbon fiber, concrete, glass, plastic and wood that can be used in lieu of flat-rolled steels in manufactured products. Mini-mills generally offer a narrower range of products than integrated steel mills but can have some cost advantages as a result of their different production processes.

Price, quality, delivery and service are the primary competitive factors in all markets that Mound serves and vary in relative importance according to the product category and specific customer.

In some areas of our business, we are primarily an assembler, while in others we serve as a fully integrated manufacturer. We have strategically identified specific core manufacturing competencies for vertical integration and have chosen outside vendors to provide other products and services. We design component parts in cooperation with our vendors, contract with them for the development of tooling, and then enter into agreements with these vendors to purchase component parts manufactured using the tooling. Operations are also designed to be flexible enough to accommodate product design changes required to respond to market demand.

RAW MATERIALS

Mound's business depends on continued access to reliable supplies of various raw materials. Mound believes there will be adequate sources of its principal raw materials to meet its near term needs, although probably at higher prices than in the past.

UNFAIR TRADE PRACTICES AND TRADE REMEDIES

Under international agreement and U.S. law, remedies are available to domestic industries where imports are "dumped" or "subsidized" and such imports cause material injury to a domestic industry. Dumping involves selling for export a product at a price lower than the same or similar product is sold in the home market of the exporter or where the export prices are lower than a value that typically must be at or above the full cost of production. Subsidies from governments (including, among other things, grants and loans at artificially low interest rates) under certain circumstances are similarly actionable. The remedy available is an antidumping duty order or suspension agreement where injurious dumping is found and a countervailing duty order or suspension agreement where injurious subsidization is found. When dumping or subsidies continue after the issuance of an order, a duty equal to the amount of dumping or subsidization is imposed on the importer of the product. Such orders and suspension agreements do not prevent the importation of product, but rather require either that the product be priced at an undumped level or without the benefit of subsidies or that the importer pay the difference between such undumped or unsubsidized price and the actual price to the U.S. government as a duty.

SECTION 201 TARIFFS

On March 20, 2002, in response to an investigation initiated by the office of the President of the United States under Section 201 of the Trade Act of 1974, the President of the United States imposed a remedy to address the serious injury to the domestic steel industry that was found. The remedy was an additional tariff on specific products up to 30% (as low as 9%) in the first year and subject to reductions each year. The remedy provided was potentially for three years and a day, subject to an interim review after 18 months as to continued need. On December 4, 2003 by Proclamation 7741, the President of the United States terminated the import relief provided under this law pursuant to Section 204(b)(1) (A) of the Trade Act of 1974 on the basis that "the effectiveness of the action taken under Section 203 has been impaired by changed economic circumstances" based upon a report from the U.S. International Trade Commission and the advice from the Secretary of Commerce and the Secretary of Labor. Thus, no relief under this law was provided to domestic producers during 2004.

ENVIRONMENTAL MATTERS

Mounds operations are subject to a broad range of laws and regulations relating to the protection of human health and the environment. Mound expects to expend in the future, substantial amounts to achieve or maintain ongoing compliance with U.S. federal, state, and local laws and regulations, including the Resource Conservation and Recovery Act (RCRA), the Clean Air Act, and the Clean Water Act. These environmental expenditures are not projected to have a material adverse effect on Mound's financial position or on Mound's competitive position with respect to other similarly situated U.S. steelmakers subject to the same environmental requirements.

Construction and Property Management

a)   Monarch Homes, Inc.

Monarch Homes, Inc., ("Monarch") was acquired in December 2004, is a builder of custom residential homes in the state of Minnesota. Monarch is located in Ramsey, MN, and was acquired in December of 2004. Our domestic homebuilding operations currently involve the purchase and development of land or lots and the construction and sale of single-family homes, town homes and low-rise condominiums. Monarch was founded in 1995 and had annual sales of approximately $23 million during the current fiscal year. Over the course of the past ten years, Monarch has become one of the region's premier builders of quality homes in planned communities in the northern and northwestern suburbs of Minneapolis and St. Paul, Minnesota. In fiscal 2004, Monarch sold 87 homes, including first-time, move-up and, in some markets, custom homes, ranging in price from approximately $160,000 to $600,000. The average sales price in fiscal 2004 was approximately $275,000.

Our practice has been to acquire land, build homes on the land and sell the homes within 24 to 36 months from the date of land acquisition. Generally, this involves acquiring land that is properly zoned and is either ready for development or, to some degree, already developed. We control a substantial amount of our land, including lots and land to be developed into lots, through option agreements that we can exercise over specified time periods or, in certain cases, as the land or lots are needed. At December 31, 2004, Monarch owned approximately 20 lots and has two exclusive agreements with developers. Our growth strategy for Monarch has been focused primarily on organic growth opportunities through land acquisition and development in existing business units and markets.

It is the intent of the Company to expand this business unit into the construction of super energy efficient homes using new EPS technology that allows for custom construction, with greatly increased "R" ratings. An agreement is in process to have exclusive rights to this type of construction product in the area of Central America. The company believes that this will reduce the seasonality associated with the construction industry.

b)   Karkela Construction, Inc.

Karkela Construction, Inc. ("Karkela") was acquired in December 2004 and located in St. Louis Park, MN. Karkela was acquired in December 2004 and is a general contractor in the greater St. Paul and Minneapolis, Minnesota area specializing in commercial, industrial, hospitality or multi-family space. More specifically, Karkela is a designer and builder of custom office buildings for medical, financial and other service type businesses. Karkela was originally founded in 1983 and incorporated in 1990. During fiscal year 2004 Karkela had revenues of approximately $11.8 million. It is the intent of Heartland to expand that territory to include those geographies where the company can benefit from its reputation.

c)   Mound Property Management Division

The Property Management Division is both located in Springboro, Ohio. The Mound Property Management Division is focused on the ownership and management of industrial property, in Ohio. The Property Management Division presently owns two (2) properties and manages three (3) other properties which are all located in Ohio. The two owned properties include 37,000 square feet of light and heavy manufacturing buildings on approximately 6 acres. The Company manages 33 acres of industrial property in Ohio, which is not owned.

Competition and Other Factors

The conventional construction industry is essentially a "local" business and is highly competitive. The top 10 builders, in the United States, in calendar year 2003 accounted for approximately 15.1% of the total for-sale attached and detached housing permits in the United States. Monarch and Karkela compete in each market with numerous other homebuilders and general construction companies, including national, regional and local builders. The industries top six competitors based on revenues for their most recent fiscal year-end are as follows: Beazer Homes USA, Inc., D. R. Horton, Inc., KB Homes, Lennar Corporation, Pulte Homes, Inc. and The Ryland Group, Inc. The main competitive factors affecting Monarch and Karkela operations are location, price, availability of mortgage financing for customers, construction costs, design and quality of homes, customer service, marketing expertise, availability of land, price of land and reputation. We believe that Monarch and Karkela compete effectively by building high quality units, maintaining geographic diversity, responding to the specific demands of each market and managing the operations at a local level.

The construction industry is affected by changes in national and local economic conditions, job growth, long-term and short-term interest rates, consumer confidence, governmental policies, zoning restrictions and, to a lesser extent, changes in property taxes, energy costs, federal income tax laws, federal mortgage financing programs and various demographic factors. The political and economic environments affect both the demand for construction and the subsequent cost of financing. Unexpected climatic conditions, such as unusually heavy or prolonged rain or snow, may affect operations in certain areas.

The construction industry is subject to extensive regulations. The Company and its subcontractors must comply with various federal, state and local laws and regulations, including worker health and safety, zoning, building standards, erosion and storm water pollution control, advertising, consumer credit rules and regulations, and the extensive and changing federal, state and local laws, regulations and ordinances governing the protection of the environment, including the protection of endangered species. The Company is also subject to other rules and regulations in connection with its manufacturing and sales activities, including requirements as to incorporate building materials and building designs. All of these regulatory requirements are applicable to all construction companies, and, to date, compliance with these requirements has not had a material impact on the operation. We believe that the Company is in material compliance with these requirements.

We purchase materials, services and land from numerous sources (primarily local vendors), and believe that we can deal effectively with the challenges we may experience relating to the supply or availability of materials, services and land.

The results of operations of our Property Management segment may be adversely affected by increases in interest rates. Any significant increase in mortgage interest rates above currently prevailing low levels could affect the ability or willingness of prospective buyers to finance their purchases. Although we expect that we would be able to make adjustments in our operations to mitigate the effects of any increase in interest rates, there can be no assurances that these efforts would be successful.

This Property Management segment faces competition from real estate investment trusts (REIT's), which are already among the largest commercial property owners in the United States. With over 300 public and private REIT's in the United States, they have slowly been growing their holdings through acquisitions. Most REIT's, however, do not specialize in industrial and office properties.

Manufacturing

Evans Columbus, LLC, ("Evans") that we acquired in December 2004, manufactures 55-gallon steel drums at a production rate of approximately 3,000 drums per day. Evans Columbus, which was founded in1955, generated revenues of approximately $8 million in 2004. Manufacturing is carried out in a fully equipped 70,000 square foot facility located in Columbus, Ohio. This facility is able to do various coated products as well as standard painted drums. Prior to its acquisition by Heartland, Evans Columbus was a family owned and operated business.

In order to utilize manufacturing facilities and technology more effectively, we pursue continuous improvements in manufacturing processes. We have some flexible assembly lines to deliver products when customers require them. Additionally, considerable effort is spent to reduce manufacturing costs through process improvement, product and platform design, application of advanced technology, enhanced environmental management systems, and better supply-chain management.

Our production levels and inventory management goals are based on estimates of demand for our products, taking into account production capacity, timing of shipments, and field inventory levels. We also periodically shut down production to allow for maintenance, rearrangement, and capital equipment installation at the manufacturing facilities.

Incorporated into our Quality Policy, Evans maintains a regular preventative maintenance and calibration schedule. Our dedicated maintenance crew is "on-the-job" at all times. During manufacturing shifts, we are testing to make sure drums are manufactured to meet customer specification and governmental regulations. Regular preventative maintenance protects the plant equipment and assures reliability and continuity of supply.

Competition and Other Factors

The steel container industry is the third-largest steel user, next to the automobile industry and the appliance industry. Steel drum-makers, who manufacture 55-gallon drums that hold products ranging from chocolate for ice cream bars to coatings for jelly beans, make up about 40 percent of the steel container industry. The steel drum industry mainly uses cold-rolled steel.

There are approximately 14 manufacturers of 55 gallon steel drums nationwide. The three major competitors of the company are North Coast Container (Cleveland, Ohio), Berenfield Containers (Mason, OH), and Grief Bros Corporation (Delaware, Ohio) which are all larger than Evans. The region where Evans is located is one of the more heavily concentrated areas for 55 gallon drum manufactures and users.

Attention to environmental compliance is practiced throughout the plant. Working in concert with the Ohio and Federal EPA, we continue to incorporate safe manufacturing processes. Rigorous testing throughout the plant ensures safety for our employees, neighbors and the environment.

Evans is subject to the risks associated with the steel industry, in particular to the cost of raw materials, energy and labor supply all of which are managed effectively. The company is reliant upon several distributors through out the Ohio Valley region. Evans sells it products to customers based upon superior quality and service and not specifically on price which leads to repeat business and less impact on economical affects (i.e. interest rates).

Other

The Company's mission is to become a leading diversified company with business interests in well established service organizations and capital goods manufacturing companies.

Competition and Other Factors

In addition to the risks identified above the Company also faces risks of its own. The Company is reliant upon identifying, contracting and financing each of acquisition it identifies. Since the Company, is in its early stages, it may not be able to obtain the necessary funding to continue its growth plan. Additionally, the potential synergies identified with each of the acquisitions may not materialize to the extend, if at all, as initially identified.

We will need to secure a minimum of $5,000,000 to satisfy such requirements for the next 12 months, which funds will be used for debt payment, facilities acquisition, lease obligations and personnel costs including salaries and benefits. We are pursing many financing options which can be any combination of debt or securities. We hope to be able to raise funds from an offering of our stock. However, we may not raise any funds from an offering. We have no source of funding identified at this time and our failure to raise funds in the future will impair and delay our ability to implement our business plan further.

Collectively, our officers and directors on a fully diluted basis beneficially own voting rights to 7,100,100 or 36% of our outstanding voting stock. As such, our officers and directors have a significant voice in the control the outcome of all matters submitted to a vote by the holders of our voting stock, including the election of our directors, amendments to our certificate of incorporation and approval of significant corporate transactions. Additionally, our officers and directors could delay, deter or prevent a change in our control that might be beneficial to our other stockholders.

By providing access to financial markets, expanded marketing opportunities and operating expense efficiencies, the Company expects to become the facilitator for future growth and higher long-term profits of the businesses we acquire. In the process, the Company expects to develop new synergies among the acquired companies, which should allow for greater cost effectiveness and efficiencies, and thus further enhancing each individual company's strengths.

Employees

As of December 31, 2004, we employed 101 employees. From time to time, we also retain consultants, independent contractors, and temporary and part-time workers.

The Company believes its relationship with its current employees is good. Our employees are not represented by a labor union. However, the Company is in dispute with former employees as to back salaries and severance pay as disclosed in the footnotes below. The Company's success is dependent, in part, upon our ability to attract and retain qualified management technical personnel and subcontractors. Competition for these personnel is intense, and the Company will be adversely affected if it is unable to attract key employees. The Company presently does not have a stock option plan for key employees and consultants.

Customers

Overall, management believes that long-term we are not dependent on a single customer for any of the segments results. While the loss of any substantial customer could have a material short-term impact on a segment, we believe that our diverse distribution channels and customer base should reduce the long-term impact of any such loss.

DESCRIPTION OF PROPERTY

The following properties are used in the operation of our business:

Our principal executive and administrative offices are located at 3300 Fernbrook Lane Plymouth, MN 55447. Our phone number is (763) 557.2900. Our executive offices are leased from St. Paul Properties, Inc., 385 Washington Street, St. Paul, Minnesota 55102. We are renting approximately 2,048 square feet of an 85,232 square feet building. We pay our proportionate share of utilities and real estate tax based upon our percentage of occupancy as the building is shared with a number of tenants.

The term of the lease is for 60 months beginning January 1, 2005 but we have an option in January 2007 to provide notice to the landlord that we wish to terminate agreement as of December 2007. The lease required an initial security deposit of $11,500. The lease requires payments of:

Months	Monthly Payment
1-12	$ 2,219
13-24	$ 2,261
25-36	$ 2,304
37-48	$ 2,347
49-60	$ 2,389

This space is not sufficient for us as we add employees to the corporate staff. In light of this the corporation will evaluate its office needs and determine the best option as we continue to grow.

In Springboro, Ohio we lease approximately 39,000 square feet on a month to month lease for $8,500 per month from Mound Properties, LLP at 25 Mound Park Drive, Springboro, Ohio. The facilities include 34,000 square feet which is used for manufacturing and 5,000 square feet for office space. The space is used by Mound.

In Columbus, Ohio we lease approximately 70,000 square feet on a five (5) year term from January 1, 2002 through December 31, 2007 for $20,000 per month from Par Investments. The facilities include approximately 67,000 square feet for manufacturing and 3,000 square feet for offices. The space is used by Evans.

In Ramsey, Minnesota we lease approximately 3,000 square feet on a month to month lease for $7,000 per month from Brad Fritch. The facilities include approximately 1,800 square feet of office space and 1,200 square feet for storage. The space is used by Monarch.

In St. Louis Park, Minnesota we lease approximately 6,975 square feet on a 63 month lease beginning January 1, 2005. The facilities are used as offices for our Karkela employees. The lessor is Larry Karkela dba Karkela properties. The lease required an initial security deposit of $5,356. We pay our proportionate share of utilities and real estate tax based upon our percentage of occupancy which is 60.1%. The lease requires payments of:

Months	Monthly Payment
1-12	$ 3,272
13-24	$ 3,403
25-36	$ 3,573
37-48	$ 3,752
49-60	$ 3,938
61-63	$ 4,136

The Property Management Division presently owns two (2) properties in Ohio and manages three (3) other properties in Minnesota and North Dakota. The two owned properties include 37,000 square feet of light and heavy manufacturing buildings on approximately 6 acres. The Company manages 33 acres of industrial property in Ohio, which is not owned. At the current time, we generate approximately $12,000 per month in rental charges with the terms on the leases being a rolling three months to three years.

ITEM 3.   LEGAL PROCEEDINGS

In the normal course of our business, we and/or our subsidiaries are named as defendants in suits filed in various state and federal courts. We believe that none of the litigation matters in which we, or any of our subsidiaries, are involved would have a material adverse effect on our consolidated financial condition or operations.

On February 20, 2003 a judgment in the amount of $28,750 was entered against the Company for unpaid rent on behalf of Graham Paxton, the former President and CEO of the Company as part of his employee benefit plan. To date the judgment has not been paid.

On March 31, 2003, a judgment in the amount of $99,089, including $50,000 security deposit replenishment, was entered against the company for breach of contract for non-payment of rent on the company's office facility in Woburn, Massachusetts. The company is contingently liable for the balance of this lease in the total amount of $428,000 through the lease expiration date of July 31, 2005. To date the judgment has not been paid.

Mound Technologies, Inc., a wholly owned subsidiary of the Company, leases its manufacturing facility from Mound Properties, an organization owned by the President of Mound Technologies, Inc. The financial institution, which has a mortgage on the property, has obtained a judgment on the property and the owners of Mound Technologies, Inc. The Company is in the process of purchasing and refinancing the property which is anticipated to close on or around April 11, 2005.

Other than the matters above, there is no other past, pending or, to the Company's knowledge, threatened litigation or administrative action which has or is expected by the Company's management to have a material effect upon our

Company's business, financial condition or operations, including any litigation or action involving our Company's officers, directors, or other key personnel.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS: COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

The directors and officers of the Company and its subsidiaries, as of July 7, 2005, are set forth below. The directors hold office for their respective term and until their successors are duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Name	Age	With Company Since	Director/Position
Trent Sommerville	37	12/2003	Chief Executive Officer, Chairman of the Board, and Director
Jerry Gruenbaum.........	50	12/2001	Secretary, General Counsel, Director, and Chief Financial Officer
Kenneth B. Farris........	45	01/2004	Director
Jeff Brandeis	49	04/2004	President

MR. TRENT SOMMERVILLE - CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD

Mr. Sommerville was elected as Director, Chairman of the Board and appointed as Chief Executive Officer in December 1, 2003. Mr. Sommerville attended Perkingston College. Mr. Sommerville worked at Anjet where he obtained a NASD series 63 license. Following his experience there, Mr. Sommerville started IGE Capital where he has been actively involved in many venture capital opportunities including FYBX Corporation, Cyber Operations, Way Cool 3D, and PMI Wireless.

ATTY. JERRY GRUENBAUM – CHIEF FINANCIAL OFFICER, CORPRATE SECRETARY, GENERAL COUNSEL AND DIRECTOR

Atty. Gruenbaum is the Corporate Secretary, General Counsel, Chief Financial Officer and member of the Board of Directors. He was appointed as Corporate Secretary and General Counsel in December 2001 and was elected to the board on November 12, 2003. He has been admitted to practice law since 1979 and is a licensed attorney in various states including the State of Connecticut where he maintains his practice as a member of SEC Attorneys, LLC, specializing in Securities Law, Mergers and Acquisitions, Corporate Law, Tax Law, International Law and Franchise Law. He is the CEO of a licensed brokerage firm in New York City where he maintains a Series 7, 24, 27 and 63 licenses. He is a former President and Chairman of the Board of Directors of a multinational publicly-traded company with operations in Hong Kong and the Netherlands. He worked for the tax departments for Peat Marwick Mitchell & Co. (now KPMG Peat Marwick LLP) and Arthur Anderson & Co. (now Arthur Anderson LLP). He has served as Compliance Director for CIGNA Securities, a division of CIGNA Insurance. He has lectured and taught at various Universities throughout the United States in the areas of Industrial and financial Accounting, taxation, business law, and investments. Attorney Gruenbaum graduated with a B.S. degree from Brooklyn College - C.U.N.Y. Brooklyn, New York; has a M.S. degree in Accounting from Northeastern University Graduate School of Professional Accounting, Boston, Massachusetts; has a J.D. degree from Western New England College School of Law, Springfield, Massachusetts; and an LL.M. in Tax Law from the University of Miami School of Law, Coral Gables, Florida.

DR. KENNETH B. FARRIS – DIRECTOR

Dr. Farris was appointed a director of the Company on January 8, 2004. Dr. Farris, a resident of New Orleans, Louisiana is a graduate of Tulane University's School of Medicine where he received his MD and MPH degrees in1975. He is a graduate of Carnegie-Mellon University where he received his BS degree in 1971. Dr. Farris is board certified in Pathology. He has been teaching at Tulane University School of Medicine since 1975 where he has received numerous awards for outstanding teaching. Since 1991 he has held the position of Clinical Associate Professor, Department of Pathology and Clinical Associate Professor Department of Pediatrics. In addition, Dr Ferris holds the position of Director of Pathology at West Jefferson Medical Center in Marrero, Louisiana, and Medical Director, Laboratory at Pendleton Memorial Methodist Hospital. Dr. Farris is a member of various medical societies and has published extensively. Among his many accomplishments in his field, as of 1982 he holds the position of Laboratory Accreditation Program Inspector for the College of American Pathologists. He is a founding member and past President of the Greater New Orleans Pathology Society. He is currently a Delegate to the House of Delegates to the American Medical Association. He has held various positions including past President, Speaker to the House of Delegates, member of the Board of Governors and a current Delegate to the House of Delegates to the Louisiana State Medical Society. He has held the position of President, Vice President, Secretary and Treasurer for the Tulane Medical Alumni Association. He is a former Drug Control Crew Chief to the United States Olympic Committee.

JEFF BRANDEIS – PRESIDENT

Mr. Brandeis was appointed President of the Company on April 20, 2004. Mr. Brandeis, a resident of Oldsmar, Florida, is a graduate of Baruch College in New York City with a BBA degree, and a graduate of Long Island University - CW Post, in New York with a MBA degree in Taxation. Mr. Brandeis worked five years combined at KPMG Peat Marwick, LLP and Hertz Herson CPA's, a midsize CPA firm in New York City in their tax departments. Over the past twenty 20 years, he has had a very successful career in sales and sales management for a multi billion dollar corporation. He has extensive experience managing and directing a sales staff that sold tax software, Engagement software, Practice Management, along with other financial accounting tools to major Accounting firms and corporations. This includes not only managing their activities, but includes budgeting, forecasting planning, compensation plans.

Our bylaws currently provide for a board of directors comprised of such number as is determined by the Board.

On June, 17, 2004 Mr. Craig A. Pietruszewski, who had served as our CFO from April 20, 2004 resigned and Mr. Gruenbaum assumed the CFO position.

FAMILY RELATIONSHIPS

None.

BOARD COMMITTEES

We currently have no compensation committee, audit committee or other board committee performing equivalent functions. Currently, all members of our board of directors participate in all discussions concerning the company.

LEGAL PROCEEDINGS

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in legal proceedings that would be material to an evaluation of our management.

SECTION 16(a) BENEFICIAL OWNERSHIP COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more then 10 percent of our Common Stock, to file with the SEC the initial reports of ownership and reports of changes in ownership of common stock. Officers, directors and greater than 10 percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Specific due dates for such reports have been established by the Commission and we are required to disclose any failure to file reports. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that to date all required forms have been filed, and that there was no failure to comply with Section 16(a) filing requirements applicable to our officers, directors and ten percent stockholders.

CODE OF ETHICS

Because we are an early-development stage company with limited resources, we have not yet adopted a "code of ethics", as defined by the SEC, that applies to the Company's Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller and persons performing similar functions. We are in the process of drafting and adopting a Code of Ethics.

EXECUTIVE COMPENSATION

The following table provides summary information for the years 2002, 2003 and 2004 concerning cash and noncash compensation paid or accrued by us to or on behalf of the president and the only other employee(s) to receive compensation in excess of $100,000.

SUMMARY COMPENSATION TABLE

Name/ Position	Year	Salary	Bonus	Stock	Other	Total
Trent Sommerville	2004	$ 164,976	$ 0	$ 0	$ 0	$ 164,976
Chairman and CEO	2003	$ 0	$ 0	$ 0	$ 0	$ 0
Jerry Gruenbaum......................	2004	$ 109,500	$ 0	$ 25,000	$ 0	$ 134,500
Secretary, General Counsel, and Chief Financial Officer	2003	$ 0	$ 0	$ 0	$ 0	$ 0
Jeff Brandeis	2004	$ 0	$ 0	$ 0	$ 0	$ 0
President (1)						

1) Jeff Brandeis was appointed President of the Company in April 2004.

COMPENSATION AGREEMENTS

The Company has no employment agreement with employees and officers of the company as of this date.

No other annual compensation, including a bonus or other form of compensation; and no long-term compensation, including restricted stock awards, securities underlying options, LTIP payouts, or other form of compensation, were paid to these individuals during this period.

BOARD COMPENSATION

Members of our Board of Directors do not receive cash compensation for their services as Directors, although some Directors are reimbursed for reasonable expenses incurred in attending Board or committee meetings. All corporate actions are conducted by unanimous written consent of the Board of Directors.

STOCK OPTION PLAN

The Company has no Stock Option Plan as of this date.

WARRANTS

The Company has no Warrants outstanding as of this date.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No director, executive officer or nominee for election as a director of our company, and no owner of five percent or more of our outstanding shares or any member of their immediate family has entered into or proposed any transaction in which the amount involved exceeds $60,000 except as set forth below.

Our management is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between our business and their other business interests. We have not and do not intend in the future to formulate a policy for the resolution of such conflicts.

At the current time, there are no related party transactions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of July 7, 2005, information with respect to the beneficial ownership of the Company's Common Stock by (i) each person known by the Company to own beneficially 5% or more of such stock, (ii) each Director of the Company who owns any Common Stock, and (iii) all Directors and Officers as a group, together with their percentage of beneficial holdings of the outstanding shares.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS (1):

Title of Class	Name	Shares	Percent
Common Stock	The Good One Inc.	1,700,000(2)	8.61%
	Lavonne Adams	1,155,000	5.85%
	John Zavoral	1,000,000	5.01%
	First Union Venture Group, LLC	1,500,000(3)	5.60%

SECURITY OWNERSHIP OF MANAGEMENT:

Title of Class	Name	Shares	Percent
Common Stock	Trent Sommerville	4,500,100	22.79%
	Jerry Gruenbaum	1,000,000(4)	5.01%
	Jeffrey Brandeis	360,000	1.82%
	Kenneth B. Farris	50,000	0.25%
	Thomas Miller	1,200,000	6.08%
All Directors and Executive Officers as a group (5 persons)		7,110,100	36.01%

(1)   These tables are based upon 19,744,801 shares outstanding as of July 7, 2005 and information derived from our stock records. Unless otherwise indicated in the footnotes to these tables and subject to community property laws where applicable, we believes unless otherwise noted that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days as of July 7, 2005. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on July 7, 2005 any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As of July 7, 2005, we had 19,744,801 shares of common stock outstanding.

(2)   The Good One, Inc. owns 1,500,000 directly and 200,000 indirectly through its sole shareholder June Stevens.

(3)   First Union Venture Group, LLC is owned one half by Atty. Jerry Gruenbaum, Secretary, General Counsel and Director of the Company and one half by another individual who is not related to Atty. Gruenbaum or under his control. In addition Jerry Gruenbaum owns 500,000 shares in his own name.

(4)   Atty. Jerry Gruenbaum holds 500,000 shares as a result of a 50% interest in First Union Venture Group, LLC. and 500,000 directly in his own name.

CHANGES IN CONTROL

None

DESCRIPTION OF SECURITIES TO BE REGISTERED

COMMON STOCK

We are authorized to issue up to 500,000,000 shares of common stock, par value $.001. As of December 27, 2004, there were 219,168,271 shares of common stock outstanding. Holders of the common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore. Upon the liquidation, dissolution, or winding up of our company, the holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding common stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are validly issued, fully paid and nonassessable.

TRANSFER AGENT

Our transfer agent is Securities Transfer Corporation. Their address is 2591 Dallas Parkway, Suite 102 Frisco, Texas 75034 and their telephone number is (469) 633-0101.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Under the Company's Articles of Incorporation and its Bylaws, the Company may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a matter he reasonably believed to be in the Company's best interest. The Company may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, the Company must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Maryland.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers under Maryland law, the Company is informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

PLAN OF DISTRIBUTION

The selling stockholders and any of their respective pledgees, donees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

o   ordinary brokerage transactions and transactions in which the broker-dealer solicits the purchaser;

o   block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o   purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o   an exchange distribution in accordance with the rules of the applicable exchange;

o   privately-negotiated transactions;

o   short sales that are not violations of the laws and regulations of any state or the United States;

o   broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

o   through the writing of options on the shares

o   a combination of any such methods of sale; and

o   any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to b unsatisfactory at any particular time.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

The selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. The selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be "underwriters" as that term is defined under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or the rules and regulations under such acts. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders, but excluding brokerage commissions or underwriter discounts.

The selling stockholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholders defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. In the event that the selling stockholders are deemed affiliated purchasers or distribution participants within the meaning of Regulation M, then the selling stockholders will not be permitted to engage in short sales of common stock. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. In regards to short sells, the selling stockholder can only cover its short position with the securities they receive from us upon conversion. In addition, if such short sale is deemed to be a stabilizing activity, then the selling stockholder will not be permitted to engage in a short sale of our common stock. All of these limitations may affect the marketability of the shares.

We have agreed to indemnify the selling stockholders, or their transferees or assignees, against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make in respect of such liabilities.

If the selling stockholders notify us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling stockholders and the broker-dealer.

SELLING STOCKHOLDERS

The following table sets forth the shares beneficially owned, as of December 27, 2004, by the selling stockholders prior to the offering contemplated by this Prospectus, the number of shares each selling stockholder is offering by this Prospectus and the number of shares which each would own beneficially if all such offered shares are sold.

The table assumes that the selling stockholders will sell all of the shares. Although we have assumed for purposes of the table below that the selling stockholders will sell all of the shares offered by this prospectus, because the selling stockholders may offer from time to time all or some of their shares covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be resold by the selling stockholders or that will be held by the selling stockholders after completion of the resales.

The selling stockholders acquired their beneficial interests in the shares being offered hereby in private placements in which each such selling stockholder advised us that it purchased the relevant securities solely for investment and not with a view to or for resale or distribution of such securities. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. However, each of the selling stockholders is subject to certain limitations on the conversion of its convertible debentures and the exercise of its warrants. Each of them provides that the conversion or exercise right is first available on the earlier of 65 days after the relevant debenture or warrant was originally issued or the effective date of the registration statement of which this Prospectus is a part. The other significant limitation is that such selling stockholder may not convert its debentures or exercise its warrants, if such conversion or exercise would cause such holder's beneficial ownership of our Common Stock (excluding shares underlying any of their unconverted debentures or unexercised warrants) to exceed 4.99% of the outstanding shares of Common Stock immediately after the conversion or exercise.(If the holder subsequently disposes of some or all of its holdings, it can again convert its debenture or exercise its warrant, subject to the same limitation). Also, the table below also includes the number of shares which might be issuable on the occurrence of certain events, which have not yet occurred and may not occur. Therefore, although they are included in the table below, the number of shares of Common Stock for some listed persons may include shares that are not subject to purchase during the 60-day period.

<TABLE>

** The actual number of shares of common stock offered in this prospectus, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable upon conversion of the convertible debentures and exercise of the related warrants by reason of any stock split, stock dividend or similar transaction involving the common stock, in accordance with Rule 416 under the Securities Act of 1933. The shares being registered on behalf of the investors that participated in our May 2004 private placement, as amended, represents (a) 8,695,650 shares of our common stock issued to the investors, (b) up to 2,173,914 shares of our common stock issuable upon conversion of $500,000 in aggregate principal amount of our convertible debentures at a per share conversion price of $0.23 and (b) up to 10,869,565 shares of common stock issuable upon exercise of the warrants issued to the investors. As required by our registration rights agreement with these shareholders, we are also registering an additional 10,869,564 shares of common stock, representing our current good faith estimate of additional shares issuable to these selling shareholders as liquidated damages under that agreement or as a result of adjustments contemplated by certain provisions of our Securities Purchase Agreement with those selling shareholders.

LEGAL MATTERS

SEC Attorneys, LLC, Westport, Connecticut will issue an opinion with respect to the validity of the shares of common stock being offered hereby.

EXPERTS

Meyler & Company, LLC, have audited, as set forth in their report thereon appearing elsewhere herein, Heartland, Inc.'s (formerly International Wireless, Inc.) financial statements at December 31, 2004 and 2003, and for the period then ended that appear in the prospectus.

AVAILABLE INFORMATION

We have filed a registration statement on Form SB-2 under the Securities Act of 1933, as amended, relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of Heartland, Inc., filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission.

We are subject to the informational requirements of the Securities Exchange Act of 1934 that require us to file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the SEC at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. The public could obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC's Internet website at http://www.sec.gov.

INDEX TO FINANCIAL STATEMENTS

HEARTLAND, INC. AND SUBSIDIARIES
(Formerly International Wireless, Inc.)

FINANCIAL STATEMENTS

CONTENTS

MEYLER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE ARIN PARK
1715 HIGHWAY 35
MIDDLETOWN, NJ 07748

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Heartland, Inc.
Plymouth, MN

We have audited the accompanying consolidated balance sheets of Heartland, Inc. and subsidiaries (formerly International Wireless, Inc.) as of December 31, 2004 and 2003 (restated) and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the two years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003 (restated), and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the consolidated financial statements, the Company has negative working capital of $3,257,092, an accumulated deficit of $6,008,555, and there are existing uncertain conditions which the Company faces relative to its obtaining capital in the equity markets. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Meyler & Company, LLC

Middletown, NJ
March 20, 2005

F 1

HEARTLAND, INC. AND SUBSIDIARIES
(Formerly International Wireless, Inc.)

CONSOLIDATED BALANCE SHEETS

	March 31	December 31,	
	2005	2004	2003
	(Unaudited)	(Restated)	(Restated)
CURRENT ASSETS			
Cash..	$ 583,335	$ 578,354	$ 4,923
Accounts receivable net of allowance for doubtful accounts of $457,746, $684,829 and $550,336, respectively	4,138,182	3,450,970	1,123,202
Costs in excess of billings on uncompleted contracts	566,531	187,621	
Inventory	4,944,391	4,932,629	619,192
Prepaid expenses and other	186,097	117,2555	
Total Current Assets...	10,418,536	9,266,829	1,747,317
PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $777,352, $723,761 and $510,218, respectively	1,833,956	1,876,685	982,502
OTHER ASSETS			
Advances to related party	266,122	281,122	
Goodwill	1,748,637	1,748,637	
Security Deposits..	13,387	13,787	1,000
	2,028,146	2,043,546	1,000
Total Assets	$ 14,280,638	$ 13,187,060	$ 2,730,819

See accompanying notes to financial statements.

HEARTLAND, INC. AND SUBSIDIARIES
(Formerly International Wireless, Inc.)

CONSOLIDATED BALANCE SHEETS (CONTINUED)

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	March 31	December 31,	
	2005	2004	2003
	(Unaudited)	(Restated)	(Restated)
CURRENT LIABILITIES			
Bank lines of credit	$ 910,988	$ 810,989	
Notes payable - land purchases	1,806,372	1,965,698	
Convertible promissory notes payable	1,593,800	1,026,550	
Current portion of notes payable	45,133	45,133	$ 29,450
Current portion of capitalized lease obligations	115,423	115,423	
Accounts payable	3,406,641	2,864,312	1,886,923
Acquisition notes payable to related parties	3,250,000	3,300,000	
Obligations to related parties	469,117	670,907	543,480
Accrued payroll taxes	776,038	693,630	598,458
Accrued expenses	555,697	484,955	298,373
Billings in excess of costs on uncompleted contracts	770,729	153,379	156,507
Customer deposits	36,456	21,068	
Deferred income taxes	371,877	371,877	
Total Current Liabilities	14,108,271	12,523,921	3,513,191
LONG-TERM OBLIGATIONS			
Notes payable, less current portion	527,618	541,313	495,636
Capitalized lease obligations, less current portion	240,835	269,100	
Notes payable to an individual	150,000	150,000	
Deferred income taxes	36,126	36,126	
Total Long Term Liabilities	954,579	996,539	495,636
STOCKHOLDERS' EQUITY (DEFICIT)			
Preferred stock $0.001 par value 5,000,000 shares authorized, none issued and outstanding			
Common stock, $0.001 par value 100,000,000 shares authorized; issued and outstanding 18,244,801 and 13,077,758 shares at December 31, 2004 and 2003, respectively	19,744	18, 244	13,077
Additional paid-in capital	6,345,411	5,656,911	4,313,801
Accumulated deficit	(7,147,367)	(6,008,555)	(5,604,886)
Total Stockholders' Equity (Deficit)	(782,212)	(333,400)	(1,278,008)
Total Liabilities and Stockholders' Equity (Deficit)	$ 14,280,638	$ 13,187,060	$ 2,730,819

See accompanying notes to financial statements.

HEARTLAND, INC. AND SUBSIDIARIES
(Formerly International Wireless, Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31		For the Year Ended December 31,	
	2005	**2004**	**2004** a	**2003**
	(Unaudited)	(Unaudited)	(Restated)	(Restated)
REVENUE - SALES	\$ 8,238,422	\$13,533,733	50,007,763 $	\$ 4,428,836
COSTS AND EXPENSES				
Cost of goods sold	7,267,069	12,175,964	44,969,599	4,055,404
Selling, general and administrative expenses ...	1,300,815	828,424	4,007,550	1,281,975
Stock based compensation	690,000		63,787	
Depreciation and amortization..........................	53,991	45,576	239,532	64,400
Total Costs and Expenses.......................	9,311,875	13,049,964	49,280,468	5,401,779
NET OPERATING INCOME (LOSS)	(1,073,453)	483,769	727,295	(972,943)
OTHER INCOME (EXPENSE)				
Rental income	39,051	59,212	197,806	
Other income	1,197	69	11,371	4,480
Loss on disposal of equipment			(17,475)	(39,237)
Interest expense	(104,382)	(30,918)	(165,718)	(351,801)
Realized loss on sale of marketable securities..				(150,949)
Total Other Income (Expense)	(64,134)	28,363	25,984	(537,507)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS..	(1,137,587)	512,132	753,279	(1,510,450)
DISCONTINUED OPERATIONS				
Loss from operations of discontinued subsidiary				(457,853)
Loss on disposal of operating assets.................				(663,000)
Total Discontinued Operations - Loss....				(1,120,853)
INCOME (LOSS) BEFORE TAXES			753,279	(2,631,303)
DEFERRED FEDERAL AND STATE INCOME TAXES	1,225	36,385	412,410	
INCOME (LOSS) PRIOR TO ADJUST-MENT FOR PREACQUISITION EARNINGS	(1,138,812)	475,747	340,869	(2,631,303)
ELIMINATION OF PREACQUISITION EARNINGS (LOSS)		(217,231)	(744,538)	2,631,303
NET LOSS	\$ (1,138,112)	\$ 258,516	\$ (403,669)	

NET LOSS PER COMMON SHARE			
Basic	$(.06)	$.02	$(.03)
Fully diluted	$(.06)	$.02	$(.03)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING			
Basic	19,424,801	13,077,758	13,744,692
Fully diluted	21,425,551	13,077,758	15,101,692

See accompanying notes to financial statements.

F 4

HEARTLAND, INC. AND SUBSIDIARIES
(Formerly International Wireless, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended March 31,		For the Year Ended December 31	
	2005	**2004**	**2004**	**2003**
	(Unaudited)	(Unaudited)	(Restated)	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$ (1,138,812)	$ 258,516	$ (403,669)	$ (2,631,304)
Adjustments to reconcile net loss to cash flows used in operating activities:				
Stock based compensation	690,000		63,787	
Loss on disposal of equipment			2,489	
Sale of building				625,000
Discontinued operating assets				663,000
Depreciation and amortization	53,591	27,918	58,336	64,600
Changes in assets and liabilities:				
Increase in accounts receivable	(687,212)	46,099	(243,757)	943,771
Increase in costs in excess of billings on uncompleted contracts	(378,910)		(113,724)	17,611
Decrease in inventory	(11,762)	(255,346)	109,895	(255,956)
Increase in prepaids and other	(68,842)		(6,990)	76,310
Decrease in accounts payable	544,092	100,836	(453,644)	(262,414)
Increase in accrued payroll taxes	82,408	(69,825)	95,172	451,565
Increase in accrued expenses	70,739	15,750	63,971	150,605
Note payable to vendors				175,000
Decrease in billings in excess of costs on uncompleted contracts	617,350	(152,349)	(147,565)	
Increase in deferred income taxes			36,126	
Increase in customer deposits	15,388			
NET CASH USED IN OPERATING ACTIVITIES			(939,573)	17,788
CASH FLOWS FROM INVESTING ACTIVITIES				
Payment for property and equipment	(10,462)			
Cash paid for acquisition of subsidiaries			(205,000)	
Purchase of marketable securities				(3,020)
Proceeds on disposition of property and equipment			7,450	
Cash paid for security deposits			(10,520)	
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(10,462)		(208,070)	(3,020)
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash received in acquisition of subsidiaries			458,433	2,385

Proceeds from issuance of promissory convertible notes payable	567,250		1,026,550	
Payments on notes payable.................................	(173,021)	(20,293)	(46,241)	(4,142,291)
Notes payable to related party				441,292
Additional capital investment.............................				3,686,600
Payments on obligations to related parties	(201,790)		(62,668)	
Proceeds from issuance of common stock			345,000	
Proceeds from advance to related party...............	15,000			
Payments on acquisition notes payable	(50,000)			
Payments on capital lease	(28,265)			
Payments of dividends	(1,760)			
NET CASH FLOWS FROM FINANCING ACTIVITIES	227,413	24,707	1,721,074	(12,014)
INCREASE IN CASH...	4,981	(3,694)	573,431	2,754
CASH, BEGINNING OF PERIOD.....................	578,354	4,923	4,923	2,169
CASH, END OF PERIOD...................................$	583,335 $	1,229 $	578,354 $	4,923

See accompanying notes to financial statements

F 5

HEARTLAND, INC. AND SUBSIDIARIES
(Formerly International Wireless, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

	Three Months Ended March 31,		For the Year Ended December 31,	
	2005	**2004**	**2004**	**2003**
	(Unaudited)	(Unaudited)	(Restated)	(Restated)
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION				
Interest paid			$ 164,347	
Taxes paid			40,533	
NON-CASH INVESTING AND FINANCING ACTIVITIES				
Land acquired by:				
Assuming loan payable			150,000	
Issuance of common stock			94,000	
Transportation equipment acquired with notes payable			61,094	
Issuance of common stock in payment of obligation to related party			15,000	
Issuance of common stock as stock based compensation			63,787	
Assets acquired and liabilities assumed in acquisition of subsidiaries:				
Cash acquired			458,433	
Accounts receivable			2,084,011	
Costs in excess of billings on uncompleted contracts			73,897	
Inventory			4,423,332	
Prepaids and other			110,265	
Property, plant and equipment			452,364	
Advance to related party			281,122	
Goodwill			1,748,637	
Security deposits			2,267	
Line of credit			(810,989)	
Notes payable			(2,012,205)	
Obligation under capital lease			(384,523)	
Accounts payable			(1,431,033)	
Acquisition notes payable			(3,300,000)	
Obligations to related parties			(205,095)	
Accrued expenses			(122,611)	
Billings in excess of costs on uncompleted contracts			(144,437)	
Customer deposits			(21,068)	
Deferred income taxes			(371,877)	
Issuance of common stock			(830,490)	
Miller Investments acquisition:				
Fair market value of land and buildings acquired				$ 1,461,000

Cash	2,385
Mortgages	(1,114,145)

See accompanying notes to financial statements.

F 6

HEARTLAND, INC. AND SUBSIDIARIES
(Formerly International Wireless, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

	Three Months Ended March 31,		For the Year Ended December 31,	
	2005	**2004**	**2004**	**2003**
	(Unaudited)	(Unaudited)	(Restated)	(Restated)
NON-CASH INVESTING AND FINANCING ACTIVITIES (CONTINUED)				
Equity				(349,240)
Adimo Manufacturing Company Acquisition:				
Fair market value of assets acquired				
Equipment				783,374
Inventory				199,196
Accounts receivable				64,907
Debt assumed				
Bank loans				897,477
Vendor notes payable				150,000
Interest paid				351,801

See accompanying notes to financial statements.

F 7

HEARTLAND, INC. AND SUBSIDIARIES
(Formerly International Wireless, Inc.)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
For the Year Ended December 31, 2004 (Restated)

	Capital Stock		Additional Paid - In	Accumulated	
	Shares	Capital	Capital	Deficit	Total
Balance December 31, 2002	23,249,442	$ 209,245	$ 8,612,489	$ (9,098,330)	$ (276,596)
Issuance of stock in private placement at $0.10 per share	1,166,250	10,497	106,128		116,625
Issuance of stock for the exercise of non-qualified stock options at $0.01 per share	70,000	630	6,370		7,000
Issuance of stock to consultants for services provided at $0.15 per share	220,080	1,981	32,574		34,555
Issuance of stock for loan conversion at $0.10 per share	500,000	4,500	45,500		50,000
Issuance of stock for adjustments in private placement	268,000	2,411	(2,411)		
Issuance of stock for loan conversion at $0.10 per share	1,000,000	9,000	91,000		100,000
Issuance of stock in private placement at $0.10 per share	25,000	225	2,275		2,500
Issuance of stock to investment banker as fee to finalize company affairs	30,000,000	270,000	(270,000)		
Net loss for the year ended December 31, 2003-pre-merger				(809,596)	(809,596)
Subtotal	56,498,772	508,489	8,623,925	(9,907,926)	(775,512)
Reverse Merger:					
Revenue 30 to 1 stock split, par value increases to $0.28 per share	54,615,480				
Adjustment of par value to $0.001 to recapitalize company		(506,606)	506,606		
Subtotal	1,883,292	1,883	9,130,531	(9,907,926)	(775,512)

See accompanying notes to financial statements.

F 8

HEARTLAND, INC. AND SUBSIDIARIES
(Formerly International Wireless, Inc.)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)(CONTINUED)
For the Year Ended December 31, 2004 (Restated)

	Capital Stock		Additional Paid-In	Retained	
	Shares	Capital	Capital	Earnings	Total
Balance carried forward......	1,883,292	1,883	9,130,531	(9,907,926)	(775,512)
Issuance of common stock to PMI Wireless, Inc.	9,938,466	9,938	61,062		71,000
Issuance of common stock to acquire Mound Technologies, Inc.	1,256,000	1,256	(1,256)		
Recapitalization of accumulated deficit in Reverse Merger			(9,907,926)	9,907,926	
Mound Technologies	1,000	1	5,031,389	(2,973,583)	2,057,807
Elimination of Mound capital stock	(1,000)	(1)	1		
Net loss for the year ended December 31, 2003..........				(2,631,303)	(2,631,303)
Balance, December 31, 2003	13,077,758	13,077	4,313,801	(5,604,886)	(1,278,008)
Correction of shares issued in reverse merger	703,082	703	(703)		
Shares issued for services rendered at $0.05 per share	1,105,730	1,106	54,181		55,287
Shares issued in connection with law suit settlement...	170,000	170	8,330		8,500
Shares issued for cash at a price ranging from $0.16 to $1.00	1,204,396	1,204	343,796		345,000
Shares issued to acquire property at $0.47 per share	200,000	200	93,800		94,000
Shares issued to settle loan @ $0.89 per share	16,835	17	14,983		15,000
Issuance of common stock in connection with acquisitions at $0.47 per share.............	1,767,000	1,767	828,723		830,490
Net loss for the year ended December 31, 2004..........				(403,669)	(403,669)
Balance December 31, 2004	18,244,801	18,244	5,656,911	(6,008,555)	(333,400)
Issuance of common stock ..	1,500,000	1,500	688,500		690,000
Net loss for the three months ended March 31, 2005				(1,138,812)	(1,138,812)
Net loss for the year ended December 31, 2004..........	$ 19,74,801	$ 19,744	$ 6,345,411	$ (7,147,367)	$ (782,212)

See accompanying notes to financial statements

F 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 (Restated)
(Unaudited March 31, 2005)

NOTE A - PRINCIPLES OF CONSOLIDATION AND NATURE OF BUSINESS

The consolidated financial statements include the accounts of Heartland, Inc. (formerly International Wireless, Inc.) ("Heartland") and its wholly owned subsidiaries, Mound Technologies, Inc. ("Mound") a steel fabricator acquired in December 2003, Evans Columbus, LLC ("Evans") a steel drum manufacturer, Monarch Homes, Inc. ("Monarch") a residential home builder and Karkela Construction, Inc. ("Karkela") a commercial construction contractor, all of which were acquired in December 2004. Heartland was previously involved with the development of wireless technology and acquisition of companies developing wireless technology for cell phones. The company, after finding it difficult to obtain capital for its development efforts, ceased operations in 2003. The 2004 financial statements have been prepared as though the acquisitions occurred as of the beginning of the year. The 2003 financial statements have been restated to reflect the acquisition in December 2003 as though it occurred as of the beginning of the year.

Merger and Reverse Merger

On December 1, 2003, PMI Wireless, Inc., a private company, in a change of control, acquired 9,938,466 shares of International Wireless, Inc. common stock for $71,000 cash and the assumption of the Company's liabilities, thereby obtaining control of the company. Simultaneously, the Company authorized a 30 for 1 reverse split. Subsequent to this split, PMI Wireless, Inc. controlled 84% of the outstanding common stock of the Company.

On December 15, 2004, the Company reverse merged with Mound through the issuance of 1,256,000 shares of its common stock in exchange for all of the issued and outstanding shares of Mound. Prior to the merger, International Wireless, Inc. was a non-operating shell corporation. Pursuant to Securities and Exchange Commission rules, the merger of a private operating company (Mound) into a non-operating public shell corporation with nominal net assets (International Wireless, Inc.) is considered a capital transaction. Accordingly, for accounting purposes, the merger has been treated as a reverse merger of Mound with the Company and a recapitalization of the Company.

Going Concern Uncertainty and Management's Plans

As reflected in the accompanying financial statements, the Company has current liabilities of $3,257,092 in excess of current assets resulting in negative working capital and an accumulated deficit of $6,008,555. Management is presently seeking to raise permanent equity capital in the capital markets or some form of long-term debt instrument to eliminate the negative working capital. Additionally, the Company is seeking to acquire additional profitable companies. Failure to raise equity capital or secure some other form of long-term debt arrangement will cause the Company to further increase its negative working capital deficit. However, there are no assurances, that the Company will succeed in the obtaining of equity financing or some form of long-term debt instrument.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004
(Unaudited March 31, 2005)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The company considers all highly-liquid investments, with a maturity of three months or less when purchased, to be cash equivalents.

Net Loss Per Common Share

The Company computes per share amounts in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". SFAS No. 128 requires presentation of basic and diluted EPS. Basic EPS is computed by dividing the income (loss) available to Common Stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is based on the weighted-average number of shares of Common Stock and Common Stock equivalents outstanding during the periods.

Business Combinations and Goodwill

In July 2001, the Financial Accounting Standards Board ("FSAB") issued SFAS NO. 141, "Business Combinations". SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method.

In July 2001, the FASB issued SFAS NO. 142, "Goodwill and Other Intangible Assets", which the company adopted during 2003. SFAS No. 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for purposes of assessing potential future impairment of goodwill.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 changes the accounting for long-lived assets to be held and used by eliminating the requirement to allocate goodwill to long-lived assets to be tested for impairment, by providing a probability weighted cash flow estimation approach to deal with situations in which alternative courses of action to recover the carrying amount of possible future cash flows and by establishing a primary-asset approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for long-lived assets to be held and used. SFAS No. 144 changes the accounting for long-lived assets to be disposed of other than by sale by requiring that the depreciable life of a long-lived asset to be abandoned be revised to reflect a shortened useful life and by requiring the impairment loss to be recognized at the date a long-lived asset is exchanged for a similar productive asset or distributed to owners in a spin-off if the carrying amount of the asset exceeds its fair value. SFAS No 144 changes the accounting for long-lived assets to be disposed of by sale by requiring that discontinued operations no longer be recognized in a net realizable value basis (but at the lower of carrying amount or fair value less costs to sell), by eliminating the recognition of future operating losses of discontinued components before they occur and by broadening the presentation of discontinued operations in the income statement to include a component of an entity rather than a segment of a business. A component of an entity comprises operations and cash flows that can be clearly distinguished operationally and for financial reporting purposes from the rest of the entity.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, Plant and Equipment and Depreciation

Property, plant and equipment is stated at cost and is depreciated using the straight line method over the estimated useful lives of the respective assets. Routine maintenance, repairs and replacement costs are expensed as incurred and improvements that extend the useful life of the assets are capitalized. When property, plant and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is recognized in operations.

Stock-Based Compensation

SFAS No. 123, "Accounting for Stock-Based Compensation" prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. SFAS No. 123 requires employee compensation expense to be recorded (1) using the fair value method or (2) using the intrinsic value method as prescribed by accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB25") and related interpretations with pro forma disclosure of what net income and earnings per share would have been if the Company adopted the fair value method. The Company accounts for employee stock based compensation in accordance with the provisions of APB 25. For non-employee options and warrants, the company uses the fair value method as prescribed in SFAS 123.

Allowance for Doubtful Accounts

It is the company's policy to provide an allowance for doubtful accounts when it believes there is a potential for non-collectibility.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out (FIFO) method.

Revenue Recognition

The Company recognizes revenue when the product is manufactured and shipped. Revenues from fixed-price and modified fixed-price construction contracts are recognized on the percentage-of-completion method, measured by the percentage of total cost incurred to date to estimated total cost for each contract. This method is used because management considers expended total cost to be the best available measure of progress on these contracts. Revenues from cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned, measured by the cost-to-cost method.

Contracts to manage, supervise, or coordinate the construction activity of others are recognized only to the extent of the fee revenue. The revenue earned in a period is based on the ratio of total cost incurred to the total estimated total cost required by the contract.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004
(Unaudited March 31, 2005)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Profit incentives are included in revenues when their realization is reasonably assured. An amount equal to contract costs attributable to claims is included in revenues when realization is probable and the amount can be reliably estimated.

The asset, "Costs in excess of billings on uncompleted contracts," represents revenues recognized in excess of amounts billed. The liability, "Billings in excess of costs on uncompleted contracts," represents billings in excess of revenues recognized.

NOTE C - ACQUISITIONS

On December 27, 2004, the Company acquired 100% of Monarch Homes Inc. ("Monarch").   The acquisition price consisted of 1) $100,000 in cash, 2) a promissory note of $1,900,000 payable on or before February 15, 2005 which, if not paid by that date will include interest at 8% to payment date, and 3) 667,000 restricted shares of the Company's common stock. Should the common stock of the Company not be trading at a minimum of $5 per share as of December 27, 2005, the Company must compensate the seller for the difference in additional shares of common stock.

On December 30, 2004, the Company acquired 100% of Evans Columbus, LLC ("Evans"). The acquisition price consisted of 1) $5,000 in cash, and 2) 600,000 restricted shares of the Company's common stock. Should the common stock not be trading at a minimum of $5 per share as of December 30, 2005, the Company must compensate the seller for the difference in additional shares of common stock.

On December 31, 2004, the Company acquired 100% of Karkela Construction, Inc. ("Karkela").   The acquisition price consisted of 1) $100,000 in cash, 2) a promissory note payable of $50,000 due on or before January 31, 2005, 3) a promissory note of $1,350,000 payable on or before March 31, 2005 which if not paid by that date, will include interest from December 31, 2004 at 8% to payment date, and 4) 500,000 restricted shares of the Company's common stock. Should the common stock of the Company not be trading at a minimum of $4 per share as of December 31, 2005, the company must compensate the seller for the difference in additional shares of common stock.

F 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004
(Unaudited March 31, 2005)

NOTE C - ACQUISITIONS (CONTINUED)

The allocation of the purchase price for these acquisitions was as follows:

	Monarch	Evans	Karkela
Cash payment...	$ 100,000	$ 5,000	$ 100,000
Promissory notes......................................	$ 1,900,000		$ 1,400,000
Common stock shares	667,000	600,000	500,000
Value per share	$ 0.47	$ 0.47	$ 0.47
Total Common Stock	313,490	282,000	235,000
Total Purchase Price	$ 2,313,490	$ 287,000	$ 1,735,000
Fair value of net assets acquired:			
Cash	$ 150,996	$ 114,016	$ 193,421
Loan receivable	202,965	78,157	
Accounts receivable.................................		637,060	1,446,951
Costs in excess of billings........................			73,897
Inventory..	3,843,570	579,762	65,994
Property, plant and equipment	160,834	460,586	35,944
Other assets..		39,446	73,086
Liabilities assumed...................................	(2,556,762)	(1,622,027)	(1,325,049)
Goodwill	511,887		1,236,750
	$ 2,313,490	$ 287,000	$ 1,735,000

NOTE D - INVENTORY

Inventory consists of the following at December 31,

	2004	2003
Raw material	$ 959,692	$ 505,652
Work in process - manufacturing...	125,658	113,540
Work in process - home construction...	1,108,892	
Land held for development	2,734,677	
Finished goods	3,710	
	$ 4,932,629	$ 619,192

F 14

NOTE E - PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consists of the following at December 31,

	2004	2003	Years of Average Useful Life
Land	$ 317,400	$ 73,400	
Leasehold improvements	44,724	33,134	5
Buildings...	762,600	762,600	30
Furniture and fixtures................................	194,074	120,388	10
Machinery and equipment	950,587	397,580	10-15
Automotive equipment	331,061	105,618	7
	2,600,446	1,492,720	
Less: accumulated depreciation	723,761	510,218	
	$ 1,876,685	$ 982,502	

NOTE F – BANK LINES OF CREDIT

A Company subsidiary has a $2,000,000 revolving line of credit with a bank through July 2005 of which $1,189,011 is available at December 31, 2004. The line bears interest at 1.85% plus the London InterBank Offered Rate ("LIBOR"). At December 31, 2004, the LIBOR was 3.10%. The line is limited to 80% of eligible accounts receivable plus 50% of eligible inventory. The line is collateralized by substantially all of the subsidiary's assets and a $1,500,000 life insurance policy on the life of a stockholder. At December 31, 2004, the Company had an outstanding balance due of $810,989 on this line.

NOTE G - NOTES PAYABLE - LAND PURCHASES

The Monarch Homes, Inc. subsidiary acquires improved building lots for future home construction. The purchases are financed through a financial institution - Contractors Capital Corporation. At December 31, 2004, the Company's outstanding indebtedness aggregated $1,965,698. The loans are secured by the land. See Note D - Inventory - land held for development. The notes bear interest at a rate of 2.5% to 3.0% and are repayable at the time the constructed homes are sold.

NOTE H - CONVERTIBLE PROMISSORY NOTE PAYABLE

The Company, between August and December 31, 2004, issued $1,026,550 in convertible promissory notes to various individuals and organizations. The notes are unsecured, due within 1 year from date of issue, and bear interest at the rate of 10%. The notes can be converted into common stock of the Company. Of the $1,026,550 outstanding, $695,550 are convertible at $1.00 per share and $331,000 are convertible at $.50 per share.

F 15

NOTE I - NOTES PAYABLE

Notes payable consist of the following at December 31.

	2004	2003
Note payable to bank due December 2009, payable in 59 monthly principal installments of $775 plus interest at prime (5.25% at December 31, 2004). The note is collateralized by substantially all of the subsidiary's assets and a $1,500,000 life insurance policy on a Company stockholder.	$ 46,507	
Notes payable to banks due February 2010 and March 2010, payable in 72 monthly installments of $734 and $284 including interest at 6.18% and 6.27%, respectively. The notes are collateralized by transportation equipment.	54,645	
Mortgage notes payable to a bank due March 2017 and May 2017, payable in 180 monthly installments of $2,260 and $2,739 including interest at 7.50% and 7.25%, respectively. The notes are collateralized by buildings.	485,294	$ 508,700
Note payable to a bank due April 2006, payable in 60 monthly installments of $512 bearing no interest. The note was collateralized by transportation equipment and was paid-in-full in 2004.		16,386
	586,446	525,086
Less: current portion..	45,133	29,450
Long-term portion	$ 541,313	$ 495,636

Notes payable consist of the following at December 31.

Minimum future principal payments on notes over the next five years and in the aggregate are as follows:

Year	Amount
2005..................	$ 45,133
2006..................	46,084
2007..................	47,765
2008..................	52,643
2009..................	54,738
Thereafter	340,083
Total	$ 586,446

F 16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004
(Unaudited March 31, 2005)

NOTE J - NOTE PAYABLE TO AN INDIVIDUAL

In June 2004, an individual contributed four parcels of land to the Company in exchange for 200,000 shares of the Company's common stock and the assumption of a note in the amount of $150,000. The note is non-interest bearing and has no specific repayment date.

NOTE K - CAPITAL LEASE OBLIGATION

A subsidiary of the Company entered into a sale/leaseback arrangement with a bank in November 2004 for all of its property and equipment. The arrangement was for 36 monthly payments of $11,141 each including interest at an effective rate of 5.5% with a final payment of $40,500 due November 2007.

	2004
Total minimum lease payments	$ 419,294
Less: amount representing interest	34,771
Net minimum lease payments	384,523
Less: current maturities	115,423
Long-term portion	$ 269,100

Minimum future lease payments as of December 31, 2004 were as follows:

Year	Amount
2005	$ 133,692
2006	133,692
2007	151,910
Total	$ 419,294

NOTE L - RELATED PARTY TRANSACTIONS

Advances to Related Party

Evans Columbus, LLC, acquired by the Company in December 2004, advanced the former owner a net amount of $78,157 to cover operating costs of the manufacturing facility owned by the former stockholders and currently leased to Evans Columbus, LLC.

Monarch Homes, Inc. acquired by the Company, in December 2004 has made a loan to a joint venture partnership in the amount of $202,965 in which Monarch's former owner has a one third interest. The joint venture was created to construct a restaurant.

F 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004
(Unaudited March 31, 2005)

Obligations to Related Parties

In connection with the acquisition of Mound Technologies, Inc. in December 2003, the Company assumed a loan of $470,907 payable to the former stockholder who currently is a significant stockholder of the Company.

In connection with the acquisition of Karkela Construction, Inc., the former principal stockholder of Karkela declared a $200,000 dividend prior to the effective date of the acquisition, payable in January 2005.

NOTE M - STOCKHOLDERS' EQUITY (DEFICIT)

PRE-STOCK SPLIT AND REVERSE MERGER (See Consolidated Statement of Stockholders' Equity [Deficit])

During the three months ended March 31, 2003 the Company issued 220,080 shares of the Company's common stock to a consultant for services provided at a price of $0.15 per share. Stock based compensation expense of $34,555 was recorded in connection with this issuance.

During the three months ended March 31, 2003 the Company issued 500,000 shares of common stock as payment of a loan payable to a related party. The shares were valued at $0.01 per share and the outstanding loan was reduced by $50,000.

During the three months ended March 31, 2003, 70,000 shares were issued in connection with the exercise of 70,000 non-qualified stock options at an exercise price of $0.01 per share. Total proceeds were $7,000.

During the three months ended March 31, 2003, the Company received proceeds of $219,125 from the sale of 2,191,250 shares of its common stock under a private placement at $0.10 per share.

During the nine months ended September 30, 2003, the Company issued 268,000 shares to private placement holders had who had subscribed to the private placement at higher prices. The effect of this additional issuance was to reduce these holder's purchase price basis to $0.10 per share.

In August 2003, the Board of Directors authorized an increase of the Company's authorized shares from 50,000,000 to a maximum authorized of 100,000,000 shares and cancelled all outstanding options, warrants and private placement offerings. The shareholders ratified the increase at an August 29, 2003 shareholders' meeting.

In August 2003, the Board of Directors issued 30,000,000 shares to First Union Venture Group, LLC as consideration for their performance of duties related to finalizing the Company's affairs.

Reverse Merger

On December 1, 2003, the Company reverse merged with PMF Wireless, Inc., effected a 30 for 1 reverse split, readjusted the par value of its common stock and simultaneously changed its name to International Wireless, Inc. See Note A to the Financial Statements - Reverse Merger. In connection with the reverse

F 18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004
(Unaudited March 31, 2005)

NOTE M - STOCKHOLDERS' EQUITY (DEFICIT) (CONTINUED)

PRE-STOCK SPLIT AND REVERSE MERGER (CONTINUED)
(See Consolidated Statement of Stockholders' Equity)

Reverse Merger (Continued)

merger, 9,938,466 shares of the Company's common stock were issued for $71,000 in cash and the assumption of liabilities.

On December 10, 2003, the Company issued $1,256,000 shares of its common stock, at a value of $0.01 per share, in a reverse merger, to acquire Mound Technologies, Inc.

During the year 2004, the Company realized that the number of shares issued in connection with the reverse merger had to be adjusted. Accordingly, in 2004, 703,082 shares were issued to adjust the issuance of the reverse merger shares.

During the year 2004, the Company issued 1,105,730 shares of its common stock to individuals for services rendered. The shares were valued at $0.05 per share. Accordingly, stock based compensation in the amount of $55,287 was recorded.

The Company settled an outstanding law suit by issuing 170,000 shares of its common stock valued at $0.05 per share. Accordingly, stock based compensation of $8,500 was recorded.

During the year at various dates, the Company issued 1,204,396 shares of its common stock for cash. The shares were issued at various prices ranging from $0.16 per share to $1.00 per share. The total consideration received aggregated $345,000.

During 2004, the Company acquired three parcels of land having an appraised value of approximately $600,000 for the issuance of 200,000 shares of its common stock and the assumption of debt aggregating $150,000. The shares were valued at $0.47 per share.

In December 2004, the Company completed three acquisitions. Part of the acquisition cost was the issuance of 1,767,000 shares of its common stock valued at $0.47 per share or a consideration of $830,490.

The Company settled an outstanding indebtedness of $15,000 by issuing 16,835 shares of its common stock valued at $0.89 per share.

In connection with the convertible promissory notes, the Company has reserved 1,357,000 shares of its common stock for potential conversions.

NOTE N - INCOME TAXES

The Company has not elected as at December 31, 2004, to file a consolidated Federal income tax return. Accordingly, the only carry forward losses available to the Company are losses incurred in the parent corporation, Heartland, Inc., aggregating approximately $450,000 to offset future tax liabilities of the parent corporation. This net operating loss expires in 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004
(Unaudited March 31, 2005)

NOTE N - INCOME TAXES (CONTINUED)

Temporary differences which give rise to deferred taxes are summarized as follows for the year ended December 31, 2004:

Timing difference relating to the payment of taxes due to differences in tax and financial reporting fiscal year ends	$408,003
Net operating loss and other carry forwards	135,000
Valuation allowance	(135,000)
Net deferred tax	$408,003

The parent company has recorded a full valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized since the generation of future taxable income is not assured beyond a reasonable doubt.

There is no difference between the effective income tax rates for deferred income taxes from the statutory Federal income tax rate.

NOTE O - LITIGATION

In February, 2003, a judgment in the amount of $28,750 was entered against the Company for unpaid rent on behalf of Graham Paxton, the former President and CEO of the Company as part of his employee benefit plan.

In March, 2003, a judgment in the amount of $99,089, including $50,000 security deposit replenishment, was entered against the Company for breach of contract for non-payment of rent on the Company's former office facility in Woburn, Massachusetts. The Company is contingently liable for the balance of the lease in the total amount of $428,000 through the lease expiration date of July 31, 2005. No provision for this contingency has been recorded since in the opinion of management, it is not probable that any loss will be incurred.

NOTE P - OPERATING SEGMENTS

The Company presently organizes its business units into three reportable segments: steel fabrication, manufacturing and construction, and property management. The steel fabrication segment focuses on the fabrication of metal products. The manufacturing segment manufactures steel drums and also manufactures products for the heavy machinery industry. The construction and property management segment builds custom residential homes in the State of Minnesota and functions as a general contractor in the greater St. Paul and Minneapolis, Minnesota area. It also owns and manages industrial property in Ohio.

The segments' accounting policies are the same as those described in the Summary of Significant Accounting Policies. The Company's reportable business segments are strategic business units that offer different products and services. Each segment is managed separately because they require different technologies and market to different classes of customers.

F 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004
(Unaudited March 31, 2005)

NOTE P - OPERATING SEGMENTS (CONTINUED)

	Reportable Segments				
	Parent Company	Steel Fabrication	Manufacturing	Construction and Property Management	Total
Three Months March 31, 2005 (Unaudited)					
REVENUES (there are no inter-segment revenues)......		$ 1,273,804	$ 2,446,016	$ 4,518,602	$ 8,238,422
NET INCOME (LOSS)	$ (1,274,767)	208,837	23,812	(96,694)	(1,138,812)
Total assets................................	4,624,714	3,674,194	2,619,709	5,953,030	16,871,647
OTHER SIGNIFICANT ITEMS					
Depreciation expense...............		8,422	24,802	20,767	53,991
Interest expense	53,504	5,070	15,818	29,990	104,382
Expenditures for assets				$	
Year Ended December 31, 2004					
REVENUES (there are no inter-segment revenues)......		$ 7,386,678	$ 7,924,178	$ 34,696,908	$ 50,007,763
NET INCOME (LOSS)	$ (476,129)	112,448	(118,098)	811,568	329,789
Total assets................................	383,594	2,646,848	2,011,062	8,656,980	13,695,484
OTHER SIGNIFICANT ITEMS					
Depreciation expense...............		21,729	115,181	102,622	239,532
Interest expense	18,886	5,256	59,155	82,421	165,718
Expenditures for assets		56,776	405,000	$ 34,091	495,867

	Reportable Segments			
Year ended December 31, 2003:	Steel Fabrication	Manufacturing	Construction and Property Management	Total
REVENUES (there are no inter-segment revenues)..................	$ 4,428,836			$ 4,428,836
NET INCOME (LOSS).....................	(1,510,450)			(1,510,450)
Total assets	2,730,819			2,730,819
OTHER SIGNIFICANT ITEMS				
Depreciation expense	64,400			64,400
Interest expense	351,801			351,801
Expenditures for assets................			$ 349,000	349,000

F 21

NOTE Q - COMMITMENTS AND CONTINGENCIES

As indicated in Note C - Acquisitions, the Company is liable for interest and promissory notes if not paid by the due dates and additional shares of stock if the common stock of the Company is not trading at a minimum of $4 and $5 per share in December 2005.

In June of 2004, an individual, in an exchange for 200,000 shares of the Company's stock and the assumption of a note for $150,000, transferred four parcels of land to the Company with an appraised value of $600,000. One of the parcels was given as collateral to the Internal Revenue Service for unpaid payroll taxes relating to the Mound Technologies acquisition in 2003.

A subsidiary of the Company leases its manufacturing facility from a related party. The lease calls for monthly lease payments of $20,000 and expires on September 30, 2007. Renewal options are for four terms of five years each. The subsidiary has guaranteed the related party's obligation under its mortgage obligation on the facility. Management believes that the value of the premises pledged as collateral for the guaranteed obligation are in excess of any future amount of the payments that may be required pursuant to the terms of the guarantee. Minimum future lease payments under the lease are as follows:

For the Years Ending December 31	Amount
2005..................	$ 240,000
2006..................	240,000
2007..................	180,000
Total	$ 660,000

Three of the facilities are rented on a month to month basis from stockholders of the Company. Rent expense amounted to $522,782 for the year ended December 31, 2004.

NOTE R - SUBSEQUENT EVENTS

During the period January 1, 2005 to the date of this report, the Company has issued an additional $518,000 of convertible promissory notes convertible with common stock at $1.00 per share. Accordingly, an additional 518,000 shares of common stock has been reserved for future conversions.

The Company is obligated under the terms of a lease dated February 25, 2005 with the Receivership of Mound Properties, LP in Springboro, Ohio owned by a related party on behalf of Mound for a month to month term beginning January 2005 at a monthly rent of $16,250. Each party has the right to terminate this lease with 30 days notice. Under the terms of the lease, the Company is responsible for utilities, personal property taxes, and repairs and maintenance.

The Company is also obligated under the terms of a five year lease terminating December 31, 2009 in Plymouth, Minnesota for annual rents of $26,624, $27,136, $27,648, $28,160 and $28,672, respectively. Under the terms of the lease the Company is responsible for a pro rata share of real estate taxes and operating expenses as additional rental.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
December 31, 2004
(Unaudited March 31, 2005)

NOTE S - RESTATEMENTS

The financial statements for 2004 and 2003 have been restated in order to account for the issuance of 1,256,000 shares of common stock in exchange for all the issued and outstanding shares of Mound as a capital transaction equivalent to the issuance of stock by Mound for the net monetary assets of the Company accompanied by a recapitalization. Accordingly no goodwill has been recorded and the accumulated deficit of the Company after the transaction is equal to the accumulated deficit of Mound. The accumulated deficit of the Company at the date of acquisition was eliminated with an offsetting entry to additional paid-in capital. The operations for 2003 reflect the operating results of Mound. Additionally, 2004 operations have been restated to correct a transposition for billings relating to uncompleted contracts whereby costs in excess of billings and billings in excess of costs were overstated and understated by $70,540 each. The effect upon 2004 was to increase sales and net income by $11,080 since the major portion of the transposition relates to prior years.

NOTE T- UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited interim financial statements at March 31, 2005 and 2004 have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the U.S. Securities and Exchange Commission, and should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2004. In the opinion of management, all adjustments consisting of normal recurring accruals considered necessary for a fair presentation of financial position and the results of operations for the three months ended March 31, 2005 and 2004 have been included. Operative results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the full year.

F 23

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under our Articles of Incorporation and our Bylaws, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a matter he reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Maryland.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

NATURE OF EXPENSE AMOUNT

SEC Registration fee	$ 2,354.00	
Accounting fees and expenses	,000.00	*
Legal fees and expenses	10,000.00	*
Miscellaneous	5,000.00	
TOTAL	$17,254.00	*

* Estimated.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

The Company issued the following shares of common stock during the three fiscal years ended December 31, 2004 without registration based on Section 4(2) of the Securities Act of 1933, as amended. All of the offerings were conducted solely by the Company, without the engagement of an underwriter.

In June 2004, the Board of Directors issued 500,000 shares to Jerry Gruenbaum as consideration for services rendered to the Company.

During the year ended December 31, 2004, the company issued 16,835 shares to Simon Pelman to settle an outstanding $15,000 loan at a price of $0.89 per share.

During the year ended December 31, 2004, the Board of Directors issued 467,730 shares to Jack Gracik as consideration for services rendered to the Company.

During the year ended December 31, 2004, the Board of Directors issued 140,000 shares to Ross Haugen as consideration for services rendered to the Company.

During the year ended December 31, 2004, the company received proceeds of $345,000 from the sale of 1,204,396 shares of its common stock under a private placement at prices ranging between $0.16 and $1.00 per share.

During the year ended December 31, 2003 the Company issued 220,080 shares of the Company's common stock to a consultant for services provided at a price of $0.15 per share. Stock based compensation expense of $34,555 was recorded in connection with this issuance.

During the year ended December 31, 2003 the Company issued 500,000 shares of common stock as payment of a loan payable to a related party. The shares were valued at $0.01 per share and the outstanding loan was reduced by $50,000.

During the year ended December 31, 2003, 70,000 shares were issued in connection with the exercise of 70,000 non-qualified stock options at an exercise price of $0.01 per share. Total proceeds were $7,000.

During the year ended December 31, 2003, the company received proceeds of $219,125 from the sale of 2,191,250 shares of its common stock under a private placement at $0.10 per share.

During the year ended December 31, 2003, the Company issued 268,000 shares to private placement holders who had subscribed to the private placement at higher prices. The effect of this additional issuance was to reduce these holders' purchase price basis to $0.10 per share.

In August 2003, the Board of Directors issued 30,000,000 shares to First Union Venture Group, LLC as consideration for their performance of duties related to finalizing the Company's affairs.

During the year ended December 31, 2002, $42,000 of loans payable at December 31, 2001 were converted into the Company's common stock under a private placement for 49,900 shares and the exercise of 50,000 warrants.

During the year ended December 31, 2002, $160,149 of notes payable to related parties was converted into 1,550,414 shares of common stock under the Company's private placement offering.

During the year ended December 31, 2002, 5,863,928 shares of common stock were issued for $691,772 in connection with a private placement offering.

During the year ended December 31, 2002, 620,351 shares of the Company's common stock were issued to consultants for services rendered at a value of $364,545.

During the year ended December 31, 2002, 890,832 common stock warrants were exercised for $385,983 at prices ranging from $0.00 to $0.10 per share.

During the year ended December 31, 2002, 510,107 shares of common stock were issued for the exercise of stock options for a consideration of $204,050.

The Company believes that the transactions described from inception through January 3, 2001 above were exempt from registration under Regulation E "Exemptions For Small Business Investment Companies" of the Securities Act of 1933 because the Company qualified at the time as a Small Business Investment Company, the aggregate amount of the subject securities was not in excess of $100,000 and the subject securities were sold to a limited group of persons, each of whom was believed to have been a sophisticated investor. Restrictive legends were placed, as applicable, on stock certificates evidencing the securities.

During the year ended December 31, 2004, the company entered into fifty-five (55) convertible note payable agreements for a total value of $1,026,500. The notes bear interest at the rate of 10% per year and are due and payable one year from the date executed at which time the notes, at the option of the note holder, can be converted into 1,357,550 restricted newly issued shares of common stock of which $695,550 will be converted at $1.00 per share and $662,000 will be converted at $0.50 per share.

We relied upon Section 4(2) of the Securities Act of 1933, as amended for the above issuances. We believed that Section 4(2) was available because:

o   None of these issuances involved underwriters, underwriting discounts or commissions;
o   We placed restrictive legends on all certificates issued;
o   No sales were made by general solicitation or advertising;
o   Sales were made only to accredited investors or investors who were sophisticated enough to evaluate the risks of the investment.

In connection with the above transactions, although some of the investors may have also been accredited, we provided the following to all investors:

o   Access to all our books and records.
o   Access to all material contracts and documents relating to our operations.
o   The opportunity to obtain any additional information, to the extent we possessed such information, necessary to verify the accuracy of the information to which the investors were given access.

ITEM 27.   EXHIBITS.

The following exhibits are included as part of this Form SB-2. References to "the Company" in this Exhibit List mean Satellite Enterprises Corp., a Nevada corporation.

Exhibit Number	Document Description
3.1	Certificate of Incorporation of Origin Investment Group, Inc. as filed with the Maryland Secretary of State on April 6, 1999, incorporated by reference to the Company's Registration Statement on Form 10-KSB filed with the Securities and Exchange Commission on August 16, 1999.
3.2	Amended Certificate of Incorporation of International Wireless, Inc. as filed with the Maryland Secretary of State on June 12, 2003, incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 12, 2003.
3.3	Amended Certificate of Incorporation of International Wireless, Inc. to change name to Heartland, Inc. as filed with the Maryland Secretary of State on June 12, 2003, incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2004.
3.4	Bylaws of Origin Investment Group, Inc., incorporated by reference to the Company's Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on August 16, 1999.
5.1	SEC Attorneys, LLC Opinion and Consent.
10.1	Acquisition Agreement between Evans Columbus, LLS ("Evans") and Heartland to acquire Evans dated December 30, 2004, incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2005.
10.2	Acquisition Agreement between Karkela Construction, Inc. ("Karkela") and Heartland to acquire Karkela dated December 31, 2004, incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 6, 2005.
10.3	Acquisition Agreement between Monarch Homes, Inc. ("Monarch") and Heartland to acquire Monarch dated December 30, 2004, incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2005.
23.1	Consent of Meyler & Company, LLC.
23.2	Consent of legal counsel (See Exhibit 5.1).

ITEM 28.   UNDERTAKINGS.

The undersigned registrant hereby undertakes to:

(1) File, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

(iii) Include any additional or changed material information on the plan of distribution.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

(5) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Plymouth, State of Minnesota, on July 11, 2005.


HEARTLAND INC.
(Registrant)


Date: July 11, 2005   By: /s/ TRENT SOMMERVILLE
                                                 Trent Sommerville
                                                 Chief Executive Officer and
                                                 Chairman of the Board

Date: July 11, 2005   By: /s/ JEFFREY BRANDEIS
                                                 Jeffrey Brandeis
                                                 President

Date: July 11, 2005   By: /s/ JERRY GRUENBAUM
                                                 Jerry Gruenbaum, Esq.
                                                 Secretary, Chief Financial
                                                 Officer,General Counsel and
                                                 Director

Date: July 11, 2005   By: /s/ Dr. KENNETH B. FARRIS
                                                 Dr. Kenneth B. Farris
                                                 Director

In accordance with the Exchange Act, this registration statement was signed below by the following persons in the capacities and on the dates stated.

SIGNATURE	NAME	TITLE	DATE
/s/Trent Sommerville	Trent Sommerville	CEO & Chairman of the Board (Principal Executive Officer)	July 11, 2005
/s/Jeffrey Brandeis	Jeffrey Brandeis	President	July 11, 2005
/s/Jerry Gruenbaum	Jerry Gruenbaum	CFO, Secretary & Director (Principal Financial Officer)	July 11, 2005
/s/ Kenneth B. Farris	Kenneth B. Farris	Director	July 11, 2005